FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones S.A.U. filed with the Securities and Exchange Commission on April 12, 2006 (File No. 333-133251).

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Dividend Increase and Share Buyback Program	75
2.	Rating Agencies Revise Outlook for Telefónica
3.	Quarterly Results of Telefónica Group: January - March 2006

SIGNATURES
EXHIBIT INDEX
EXHIBIT 4.1 Indenture
EXHIBIT 25.1 Form T - 1

Exhibit No.	Description of Exhibit
4.1	Form of debt indenture including form of debt securities of Telefónica Emisiones S.A.U. and guarantees relating thereto between Telefónica Emisiones S.A.U., Telefónica, S.A., as guarantor, and JP Morgan Chase Bank, National Association, as trustee
25.1	Statement of eligibility of JPMorgan Chase Bank, National Association, as trustee, under the Trust Indenture Act of 1939 on Form T-1 relating to the debt indenture

Item 1

Dividend Increase and Share Buyback Program

At its investor conference held in Valencia, Spain on May 25-26, 2006, César Alierta, Chairman of Telefónica, S.A., announced that Telefónica will submit to its Board of Directors a proposal to pay an interim dividend of 0.30 euros per share, to be paid in November 2006. This payment is intended to be followed by an additional 0.30 euros per share to be paid in the first half 2007. Additionally, Telefónica announced that by 2009 it intends to double its dividend per share from the €0.50 reported for 2005, subject to market conditions and Telefónica’s financial condition.

Furthermore, Telefónica confirmed its intention to complete its current share buyback program, according to which Telefónica is committed to repurchase shares in the aggregate amount of €2.7 billion before the end of 2007, depending on cash-flow generation and share price performance.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "proposes", "expects", "plans", "intends", "intention" and similar expressions, as they relate to Telefónica, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends are examples of forward-looking statements. Such statements reflect the current views of Telefónica's management and are subject to a number of risks and uncertainties, including those that are set forth in Item 3.D of Telefónica's annual report filed on Form 20-F on April 12, 2006. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Item 2

Rating Agencies Revise Outlook for Telefónica

On May 26, 2006, Standard & Poor’s Ratings Services ("Standard & Poor’s") announced that it has revised its rating outlook to negative from stable for Telefónica. Additionally, Standard & Poor’s affirmed its BBB+ long-term corporate credit, bank loan, and senior unsecured debt ratings on Telefónica and its A-2 short-term corporate credit and CP ratings on Telefónica.

In its statement, Standard & Poor’s cited, among others, Telefónica’s continuing financial policy aggressiveness, as reflected by the announcement of an increase in its dividend, and a high debt level, as reasons for the negative outlook. Standard and Poor’s also noted in its statement that the long-term rating could be reduced by one level if, over the next 18 months, Telefónica fails to show good progress in deleveraging.

Similarly, on May 30, 2006, Moody’s Investors Service ("Moody’s") revised its rating outlook to negative from stable for Telefónica. At the same time, Moody’s affirmed the Baa1 senior unsecured rating, the Baa2 senior subordinated debt rating, the Baa3 preferred stock rating and the Prime-2 short term ratings of Telefónica.

In its statement, Moody’s noted that the change in outlook from stable to negative is based on: (i) the limited remaining headroom under the Baa1 rating for any further uses of free cash flow beyond what has been announced and the risk of failing to achieve the deleveraging objective as a result of any deviations from the plan; (ii) the limited room for deviations in operating performance whereby Moody’s expects Telefónica to continue to pursue a growth strategy and to improve shareholder remuneration, while capital expenditure will increase and the competitive environment and organic growth in mature markets become increasingly challenging; (iii) Moody’s concern about Telefónica’s refinancing risk concentration of almost EUR 20 billion through 2008, recognizing the fact that the company has a plan in place to adequately manage it; (iv) the integration risk resulting from the numerous and substantial acquisitions in a short period of time and (v) the uncertainties regarding the execution of the disposals of certain assets as planned to mitigate the funding needs associated with the proposed plan to invest a maximum net amount of EUR 1.5 billion.

These security ratings reflect the views of the rating agencies. A more complete explanation of the significance of these ratings may be obtained from Standard & Poor’s and Moody’s, respectively. Such ratings are not a recommendation to buy, sell or hold securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

Item 3

Quarterly results

January-March 2006

TABLE OF CONTENTS

TELEFÓNICA GROUP

Market Size

Financial Highlights

Consolidated Results

Financial Data

RESULTS BY BUSINESS LINES

Fixed Line Business
    Telefónica de España Group
    Telefónica Latinoamérica Group

Telefónica Móviles Group

Telefónica O2 Europe
    O2 Group
    Cesky Telecom
    Telefónica Deutschland

Other Business
    Directories Business
    Atento Group
    Content and Media Business

ANEXOS

Companies included in each Financial Statement

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events 63

Changes to the Perimeter and Accounting Criteria of Consolidation

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications. The financial information presented herein is subject to rounding.

This financial information is presented on the basis of accounting principles generally accepted in International Financial Reporting Standards (IFRS). Certain accounting practices applied by the Group that conform with generally accepted accounting principles in IFRS may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

México
Internet & Data Acc.
Terra ISP: 3
Cellular Accesses
TEM México: 6,559
El Salvador
Fixed Telephony Acc.
T. El Salvador: 69
Internet & Data Acc.
T. El Salvador: 21
Cellular Accesses
TEM El Salvador: 626
Pay TV
T. El Salvador: 15
United Kingdom
Cellular Accesses
O2 UK: 16,340
Germany
Wholesale ADSL Lines
T. Deutschland Group: 495
Cellular Accesses
O2 Germany: 10,099
Ireland
Cellular Accesses
O2 Ireland: 1,593
Czech Republic
Fixed Telephony Acc.
Cesky Telecom: 2,911
Internet & Data Acc.
Cesky Telecom: 588
Cellular Accesses
EuroTel: 4,695
Guatemala
Fixed Telephony Acc.
T. Guatemala: 46
Internet & Data Acc.
Terra ISP: 1
Cellular Accesses
TEM Guatemala: 1,149
Venezuela
Cellular Accesses
TEM Venezuela: 6,683
Morocco
Cellular Accesses
Medi Telecom: 4,186
Spain
Fixed Telephony Acc.
T. de España: 16,108
Internet & Data Acc.
T. de España: 4,543
Cellular Accesses
T. Móviles: 20,227
Pay TV
Imagenio: 250
Nicaragua
Cellular Accesses
TEM Nicaragua: 415
Colombia
Internet & Data Acc.
Terra ISP: 3
Cellular Accesses
TEM Colombia: 6,818
Panama
Cellular Accesses
TEM Panamá: 905
Brazil
Fixed Telephony Acc.
Telesp: 12,370
Internet & Data Acc.
Telesp: 3,248
Terra ISP: 988
Cellular Accesses
Brasilcel: 30,138
Ecuador
Cellular Accesses
TEM Ecuador: 2,328
Peru
Fixed Telephony Acc.
T. del Perú: 2,388
Internet & Data Acc.
T. del Perú: 415
Cellular Accesses
TEM Perú: 3,681
Pay TV
Cable Mágico: 475
Uruguay
Cellular Accesses
Uruguay: 500
Chile
Fixed Telephony Acc.
CTC Chile: 2,407
Internet & Data Acc.
CTC Chile: 467
Cellular Accesses
TEM Chile: 5,335
Argentina
Fixed Telephony Acc.
T. de Argentina: 4,553
Internet & Data Acc.
T. de Argentina: 912
Cellular Accesses
TEM Argentina: 8,914

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	January - March

	2006	2005	% Chg

Final Clients Accesses	184,161.0	129,312.3	42.4
Fixed telephony accesses (1)	40,914.4	37,712.7	8.5
Internet and data accesses	11,198.5	9,719.9	15.2
Narrowband	4,760.3	5,504.4	(13.5)
Broadband (2)	6,262.9	4,029.7	55.4
Other (3)	175.2	185.7	(5.7)
Cellular accesses	131,308.5	81,438.3	61.2
Pay TV	739.6	441.4	67.6
Wholesale Accesses	1,897.9	1,501.9	26.4
Unbundled loops	556.1	193.4	187.5
Shared UL	320.3	93.2	243.8
Full UL	235.8	100.2	135.2
Wholesale ADSL (4)	1,286.0	1,258.8	2.2
Other (5)	55.9	49.7	12.4
Total Accesses	186,058.9	130,814.2	42.2

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) ADSL, satelite, optical fibre, cable modem and broadband circuits.
(3) Remaining non-broadband final client circuits.
(4) Includes T. Deutschland connections resold on a retail basis.
(5) Circuits for other operators.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of Telefónica Group results for the January-March 2006 period are the following:

  Strong growth in net income and basic earnings per share:
  Basic earnings per share amounted to 0.268 euros/share and recorded a 43.8% year-on-year increase since 0.186 euros/share.
  Total net income stood at 1,273.5 million euros, 39.6% up on that of March 2005.
  Solid increase in revenues +45.4%, Operating Income before Depreciation and Amortisation (OIBDA +37.3%) and Operating Income (OI +34.2%) in comparison with March 2005:
  All lines of business recorded higher revenues, OIBDA and OI than those of the first quarter of the previous year.
  Significant contribution of changes in the consolidation perimeter: 02 in February 2006 and Cesky Telecom in July 2005.
  Positive contribution of exchange rates, adding 9.0 percentage points to the growth of revenues, 8.1 percentage points to OIBDA and 6.2 percentage points to OI.
  Significant organic growth1 in operations due to the solid progress of business: revenues +8.9%, OIBDA +6.2% and OI +13.8%.
  Continued progress in the Group's efficiency, reflected by the operating margins and the increased operating free cash flow:
  26.4% increase in the operating free cash flow (OIBDA-CapEx), amounting to 3,379.5 million euros.
  OIBDA margin stood at 38.9%.
  The fast integration of purchased assets began to deliver tangible scale benefits.
  Greater balance in exposure by regions and businesses following the acquisitions made.
  Total accesses reached 186.1 million and increased 42.2% in relation to January-March 2005 thanks to the growth in cellular accesses (131.3 million, +61.2%) and retail Internet broadband connections (6.3 million, +55.4%) due to the bet for growth through the higher commercial activity delivered:
  O2 Group and Cesky Telecom contributed with 36.4 million accesses.

1Assuming constant exchange rates and including the consolidation of Cesky Telecom in January-March 2005 and the O2 Group in February and March 2005.

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by businesses, which basically implies that each business line participate in the companies that the Group holds in the corresponding business, independently of the legal structure.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

The results of the Telefónica de España Group and the Telefónica Latinoamérica Group include the results from Terra Networks operations as of 1st January 2005. Hence, Terra España, Azeler and Maptel results are included in the Telefónica de España Group, whereas the Terra results in Latin America are included in the Telefónica Latinoamérica Group.

As of 1st February 2006, the results of the O2 Group are consolidated into Telefónica O2 Europe business line. This business line is integrated by the assets of O2 Group, Cesky Telecom (during the July-December 2005 period it was an independent business line) and Telefónica Deutschland (in 2005 it was included in Other companies of the Telefónica Group).

The results of Telefónica Group corresponding to the first quarter of 2006 recorded a solid growth in all business lines (revenues up 45.4% year-on-year), mainly supported by the expansion of the client base achieved thanks to the strong commercial activity delivered. The Company's profitability reached an outstanding level, OIBDA increasing by 37.3% in comparison with March 2005 and OI by 34.2%, whereas the effective management of operations led to a 26.4% growth in the operating free cash flow (OIBDA-CapEx). As a result of all this, the net income exceeded 1,270 million euros, 39,6% higher than that obtained in the first three months of 2005, and the basic earnings per share amounted 0.268 euros versus the 0.186 euros earnings per share achieved during the first quarter of 2005 (+43.8%).

As of the end of March, Telefónica Group's total number of accesses reached 186.1 million, a year-on-year increase of 42.2%, with cellular and retail Internet broadband accesses being the main contributors to this performance. Of the total number of accesses, 184.2 million correspond to final client accesses and 1.9 million to wholesale accesses.

Telefónica Group's cellular accesses totalled 131.3 million at 31st March 2006, equivalent to a 61.2% year-on-year increase. The strong commercial activity in the Telefónica Móviles Group's operating markets, with a net gain over the quarter of 4.1 million clients allowed to manage a 98.5 million client base, equivalent to a 21.0% year-on-year growth. In Telefónica O2 Europe, cellular accesses amounted to 32.8 million, of which 4.7 million belong to Cesky Telecom and 28.1 million to O2 Group.

The number of retail Internet broadband accesses stood at 6.3 million (4.0 million at 31st March 2005), constituting one of the main driving forces of the growth of the fixed operators. The figure has exceeded the 3 million mark in Spain, up 46.8% up over the first quarter of 2005, and in Latin America it has reached 2.9 million (+50.2% year-on-year).

Revenues of Telefónica Group over the first three months of the year amounted 12,036.4 million euros and recorded a year-on-year growth of 45.4%, supported by the general growth in every business lines. This increase it is also affected by the first consolidation of O2 Group as of February 2006 and Cesky Telecom as of July 2005 as well as the appreciation of the Latin American currencies in relation to the euro. Therefore, the organic growth1 of revenues stands at 8.9%.

1Assuming constant exchange rates and including the consolidation of Cesky Telecom in January-March 2005 and the O2 Group in February and March 2005.

The main contributor to Telefónica Group's revenues continued to be Telefónica Móviles Group, which ended the quarter with a growth in revenues of 17.7% versus March 2005 reaching 4,327.3 million euros, due to the increase in the total number of clients and traffic. By country, the evolution of revenues from Venezuela (+58.9% in local currency), Spain (+4.4%), Argentina (+38.0% in local currency) and Chile (+17.3% in local currency) must be highlighted.

Telefónica Latinoamérica Group's revenues in the January-March 2006 period reached 2,318.1 million euros, a 30.6% year-on-year increase impacted very positively by the exchange rate effect, which contributed with 24.5 percentage points to revenue growth. In constant euros, the year-on-year variation reached 6.1%. Telesp is the operator that contributed the most to revenue growth with a 7.1% increase in local currency thanks to the good performance of the traditional business and the Internet business (narrowband + broadband).

Telefónica de España Group's revenues totalled 2,944.3 million euros, up 3.3% versus those obtained in the first three months of 2005 pushed by Broadband revenues (+35.0%) that more than offset the fall in revenues from traditional voice services (-2.6%) and traditional access (-1.7%).

Telefónica O2 Europe, constituted by the O2 Group from February to March 2006, Cesky Telecom and Telefónica Deutschland from January to March 2006 contributed with 2,409.2 million euros of revenues. Among the companies, it should be enhanced the service revenue growth of O2 UK during the first three months of 2006 (+17% year-on-year in local currency), O2 Germany (+13% year-on-year) and the moderate growth of Cesky Telecom (+0.5% in local currency).

Following the acquisitions made by the Telefónica Group during 2005, consolidated revenues reflected a greater geographic diversification, decreasing revenues from Spain to 40.7% (56.6% one year ago) as of March 31th 2006 and those from Latin America to 36.6% (39.6% twelve months ago) due to the greater weight of Europe, excluding Spain (21.8% compared with 2.9% at March 2005). The UK accounted for 9.5% of total revenues, Germany for 5.1% and the Czech Republic 4.2%. Brazil remained almost stable in terms of its contribution (-0.5 percentage points to 16.1%) to consolidated revenues.

Operating expenses accumulated over the quarter increased by 50.3% versus March 2005 reaching 7,505.7 million euros. This increase was affected by the positive impact of exchange rates, the inclusion of assets from the 02 Group and Cesky Telecom and the continued commercial efforts made to attract greater growth in cellular telephony and broadband and to lead innovation in products and services. The performance of the main expense concepts was as follows:

  Supplies expenses (3,512.6 million euros) increased by 66.1% versus the first quarter of 2005 (57.2% in constant euros), basically as a consequence of the changes in the accounting consolidation perimeter, the Telefónica Latinoamérica Group (higher interconnection costs, particularly in Brazil) and the Telefónica Móviles Group (more handsets purchases and higher commercial activity).
  Personnel expenses for the first three months of the year (1,679.8 million euros) increased by 29.4% (+22.6% assuming constant exchange rates), basically as a consequence of the average workforce increase (+24.0% reaching 219,357 employees) due to the O2 and Cesky acquisition and the increase of Atento Group´s number of employees (excluding Atento Telefonica´s workforce increases 21.9% to 122,884 employees). During the first quarter of 2006, 286 employees joined the Telefónica de España 2003-2007 Redundancy Plan and 25 employees joined the Terra España Redundancy Plan, reaching the provision 94.9 million euros.
  External services expenses (2,096.5 million euros) increased by 47.6% in comparison with March 2005 (36.9% excluding the exchange rate effect), basically due to greater commercial expenses in Telefónica Móviles and to the changes in the consolidation perimeter, particularly that of the O2 Group.

On the other hand, at the end of the quarter, Telefónica Group accounted for a gain for the sale of fixed assets of 151.6 million euros (120.6 million euros in January-March 2005), mainly corresponding to the sale of shares in Sogecable following the take-over bid presented by Prisa Group.

The described development of revenues and expenses during the first quarter of the year placed operating income before depreciation and amortisation (OIBDA) at 4,686.7 million euros, 37.3% up on the same period of the previous year, although organic growth2 stood at 6.2%. The OIBDA margin of the Telefónica Group amounted to 38.9% at March end, 2.3 percentage points down on the same period last year.

2Assuming constant exchange rates and including the consolidation of Cesky Telecom in January-March 2005 and the O2 Group in February and March 2005.

By business lines, the Telefónica Móviles Group had an absolute OIBDA of 1,471.9 million euros (+11.7% year on year) in the first three months of the year, representing 31.4% of the total OIBDA (38.6% at March 2005). The OIBDA margin stood at 34.0%, 1.8 percentage points down on January-March 2005 due to the heavy influence by the commercial activity in very competitive environments.

The Telefónica Latinoamérica Group's OIBDA (21.2% of consolidated OIBDA vs. 25.2% at March 2005) amounted 994.2 million euros, 15.5% up from that obtained in the first three months of 2005. In constant euros, the OIBDA increased by 3.9%, eliminating the capital gains accounted from the sale of Infonet during the first quarter of the previous year. The OIBDA margin, excluding the result from the disposal of assets during both periods, reached 43.0% versus the 44.0% of the previous year.

Telefónica de España Group, with a contribution to consolidated OIBDA that fell to 26.9% from the 35.1% of the previous year, obtained an OIBDA of 1,262.6 million euros during the first three months of 2006. This was a 5.3% increase versus March 2005 thanks to the cost containment (operating expenses -0.4%) and to efficiency. The OIBDA margin stood at 42.9%, 0.8 percentage points higher than that of March 2005. Excluding the Redundancy Plan provisions in both periods, the margin in relation to revenues would have dropped by 0.2 percentage points to 46.1% as of the end of the first quarter of 2006.

Telefónica O2 Europe (constituted by the O2 Group in February and March 2006, Cesky Telecom and Telefónica Deutschland in January-March 2006) reaches an OIBDA of 756.0 million euros.

Following the same path of revenues Telefónica Group's OIBDA reflected the greater diversification of the Telefónica Group into geographic areas by increasing its Europe contribution. By the end of the quarter, the contribution of Spain fell 15.9 percentage points to 47.1% whereas that of Europe

(excluding Spain) represents 16.9% (2.8% twelve months ago). UK contributed with 6.5% of the consolidated OIBDA in the first quarter, the Czech Republic 5.4% and Germany 2.9%. Thanks to the contribution of the Latin American BellSouth operators acquired in 2004 and 2005, Latin America maintains its contribution in 33.5%. The contribution of Brazil fell by 1.0 percentage point reaching 16.7% of total OIBDA in March 2006.

Depreciation and amortization grew 41.0% year-on-year to total 2,152.7 million euros during the first quarter of the year. This increase is basically due to the first consolidation of the O2 Group and Cesky Telecom, the latter contributing with 38.4 million euros associated to the amortisation of the allocated assets in the acquisition process and the increased amortisation in the Telefónica Latinoamérica Group (+23.1%) and the Telefónica Móviles Group (+16.8%), both positively impacted by the exchange rate effect. At organic level3, there was a 1.8% drop due primarily to the decreased amortisation of Telefónica de España Group (-13.9%).

The consolidated operating income (OI) over the first three months of the year amounted to 2,534.1 million euros, up 34.2% on that obtained in the same period of 2005. The organic growth3 declines to 13.8%, which was higher than the growth in OIBDA (+6.2%).

The accumulated result of associated companies reached 21.8 million euros as of the end of March 2006, compared with the 9.1 million euros loss in January-March 2005. Most notable in this year-on-year sign change is the greater contribution of Portugal Telecom. To a lesser extent, the reduction in losses attributable to IPSE-2000 and the positive contribution of the Medi Telecom consortium in comparison with the negative contribution of the first quarter of the previous year must be noted.

Net financial expenses amounted 523.7 million euros in the first quarter 2006, 64.8% year-on-year increase (206.0 million euros) compared with the comparable figure of 2005 (317.7 million euros). The interest rates expenses grew by 220.4 million euros due to the 67.8% growth in the average net debt versus 2005.

The net free cash flow after CapEx generated by the Telefónica Group in the first quarter 2006 amounted 1,814.1 million euros, of which 1,126.3 million euros were dedicated to the buyout out treasury stock in Telefónica, S.A. and 211.1 million euros to the cancellation of commitments, mainly headcount reduction program. Since the financial investments in the period (net of the sale of real state and the O2 cash in the moment of the acquisition) totalled 22,855.7 million euros, mainly because of the O2 take over (purchases of O2 shares in the stock market began in 2005), the net financial debt has been increased by 22,379.0 million euros.

3Assuming constant exchange rates and including the consolidation of Cesky Telecom in January-March 2005 and the O2 Group in February and March 2005.

Telefónica Group's net financial debt at the end of March 2006 stood at 53,509.9 million euros. Along with the aforementioned effect (increase of 22,379.0 million euros), another two effects have to be added: i) increase of 1,590.4 million euros due to the changes in the perimeter of consolidation and others effects over the financial statements, mainly the incorporation of O2 gross debt and ii) reduction of 526.6 million euros as a consequence of the effects of the exchange rates on net financial debt not denominated in euros. This results in an increase of the net financial debt of 23,442.9 million euros versus the 2005 net financial debt figure (30,067.0 million euros).

The taxable rate accrued during the first quarter of the year stood at 33% due to an increase in the tax provision to 666.2 million euros, although the cash outflow for the Telefónica Group will be further reduced as negative tax bases are compensated for.

The results attributed to minority interests provided a negative 92.4 million euro provision toward the net profit of the Telefónica Group for the January-March 2006 period, with a 33.0% year-on-year increase that can basically be explained by the stake of minority interests in the net income of Cesky Telecom, given that it was not included in the accounting consolidation perimeter during the first quarter of 2005.

As a result of the entries explained, the consolidated net income of the Telefónica Group for the first three months of the year totalled 1,273.5 million euros, a year-on-year growth of 39.6% (912.2 million euros).

Finally, Telefónica Group's CapEx for the first quarter of 2006 amounted 1,307.2 million euros and recorded a strong year-on-year growth (+76.4%) as a result of greater investments in broadband in the fixed telephony business in both Spain and South America and the first consolidation of the O2 Group and Cesky Telecom. The organic growth4 would stand at 2.1%. However, it should be noted that there is a strong cyclical component of the investments, so that this performance cannot be extrapolated to the full year.

4Assuming constant exchange rates and including the consolidation of Cesky Telecom in January-March 2005 and the O2 Group in February and March 2005.

TELEFÓNICA GROUP

Financial Data

TELEFóNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Revenues	12,036.4	8,278.8	45.4
Operating income before D&A (OIBDA)	4,686.7	3,414.7	37.3
Operating income (OI)	2,534.1	1,888.3	34.2
Income before taxes	2,032.1	1,561.4	30.1
Net income	1,273.5	912.2	39.6
Basic earnings per share	0.268	0.186	43.8
Weighted average number of ordinary shares outstanding during the period (millions)	4,754.9	4,896.3	(2.9)

Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plans for employees. Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFóNICA GROUP
RESULTS BY COMPANIES
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OPERATING INCOME

	January - March			January - March			January - March
	2006	2005	% Chg	2006	2005	% Chg	2006	2005	% Chg

Telefónica de España Group (1)	2,944.3	2,850.2	3.3	1,262.6	1,199.0	5.3	772.4	629.6	22.7
Telefónica Latinoamérica Group (1)	2,318.1	1,775.1	30.6	994.2	860.5	15.5	494.4	454.5	8.8
Telefónica Móviles Group	4,327.3	3,675.9	17.7	1,471.9	1,317.9	11.7	855.6	790.3	8.3
Telefónica O2 Europe (2)	2,409.2	-	N.C.	756.0	-	N.C.	228.9	-	N.C.
Atento Group	255.5	178.7	43.0	34.5	22.6	53.1	27.4	15.5	76.1
Content & Media Business	349.0	266.5	30.9	166.7	45.4	N.S.	159.8	38.1	N.S.
Directories Business	123.2	96.2	28.0	29.5	23.9	23.3	22.6	18.1	24.8
Other companies (3)	168.0	187.3	(10.3)	(33.5)	(50.4)	(33.4)	(44.2)	(78.5)	(43.7)
Eliminations	(858.0)	(751.1)	14.2	4.8	(4.2)	c.s.	17.2	20.7	(17.0)
Total Group	12,036.4	8,278.8	45.4	4,686.7	3,414.7	37.3	2,534.1	1,888.3	34.2

(1) Telefónica de España Group and Telefónica Latinoamérica Group results consolidates the results from Terra Networks operations from 1 January 2005.
(2) Telefónica O2 Europe includes O2 Group (February and March), Cesky Telecom y T. Deutschland.
(3) OIBDA and Operating Income exclude the variation in investment valuation allowances accounted for by Telefónica S.A. parent company and that are eliminated in consolidation.

TELEFóNICA GROUP
CAPEX BY BUSINESS LINES
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Telefónica de España Group (1)	314.6	250.8	25.5
Telefónica Latinoamérica Group (1)	173.9	127.3	36.5
Telefónica Móviles Group	293.2	309.8	(5.4)
Telefónica O2 Europe (2)	405.6	-	N.C.
Atento Group	3.8	4.4	(14.7)
Content & Media Business	21.4	8.8	142.5
Directories Business	2.6	2.6	2.0
Other companies & Eliminations	92.2	37.4	146.5
Total Group	1,307.2	741.1	76.4

Note: Group CapEx in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.
(1) Telefónica de España Group and Telefónica Latinoamérica Group results consolidates the results from Terra Networks operations from 1 January 2005.
(2) Telefónica O2 Europe includes O2 Group (February and March), Cesky Telecom y T. Deutschland.

TELEFóNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Revenues	12,036.4	8,278.8	45.4
Internal expenditure capitalized in fixed assets (1)	145.8	87.4	66.7
Operating expenses	(7,505.7)	(4,993.6)	50.3
Supplies	(3,512.6)	(2,114.5)	66.1
Personnel expenses	(1,679.8)	(1,298.1)	29.4
Subcontracts	(2,096.5)	(1,420.4)	47.6
Taxes	(216.7)	(160.5)	35.0
Other net operating income (expense)	(136.1)	(74.7)	82.1
Gain (loss) on sale of fixed assets	151.6	120.6	25.7
Impairment of goodwill and other assets	(5.3)	(3.8)	36.7
Operating income before D&A (OIBDA)	4,686.7	3,414.7	37.3
Depreciation and amortization	(2,152.7)	(1,526.4)	41.0
Operating income (OI)	2,534.1	1,888.3	34.2
Profit from associated companies	21.8	(9.1)	c.s.
Net financial income (expense)	(523.7)	(317.7)	64.8
Income before taxes	2,032.1	1,561.4	30.1
Income taxes	(666.2)	(579.9)	14.9
Income from continuing operations	1,365.9	981.6	39.2
Income (Loss) from discontinued operations	0.0	0.1	N.S.
Minority interest	(92.4)	(69.4)	33.0
Net income	1,273.5	912.2	39.6

Weighted average number of ordinary shares outstanding during the period (millions)	4,754.9	4,896.3	(2.9)
Basic earnings per share	0.268	0.186	43.8

(1) Including work in process.
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plans for employees. Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFóNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	March

	2006	2005	% Chg

Non-current assets	84,998.0	49,725.7	70.9
Intangible assets	13,913.1	5,914.9	135.2
Goodwill	24,126.2	6,656.4	N.S.
Property, plant and equipment and Investment property	33,500.8	23,416.2	43.1
Long-term financial assets and other non-current assets	5,722.9	4,959.4	15.4
Deferred tax assets	7,735.0	8,778.8	(11.9)
Current assets	18,041.5	11,362.3	58.8
Inventories	1,154.1	718.1	60.7
Trade and other receivables	9,243.9	6,311.5	46.5
Current tax receivable	1,288.0	1,208.9	6.5
Short-term financial investments	1,876.8	2,063.5	(9.0)
Cash and cash equivalents	4,468.1	1,048.8	N.S.
Non-current assets classified as held for sale	10.5	11.4	(7.7)

Total Assets = Total Equity and Liabilities	103,039.5	61,088.0	68.7

Equity	15,328.1	13,000.2	17.9
Equity attributable to equity holders of the parent	11,545.3	11,313.5	2.0
Minority interest	3,782.8	1,686.7	124.3
Non-current liabilities	52,210.7	28,800.0	81.3
Long-term financial debt	41,665.4	18,113.2	130.0
Deferred tax liabilities	3,028.1	1,871.5	61.8
Long-term provisions	6,463.7	7,687.9	(15.9)
Other long-term liabilities	1,053.6	1,127.5	(6.6)
Current liabilities	35,500.7	19,287.7	84.1
Short-term financial debt	19,506.6	9,455.1	106.3
Trade and other payables	8,791.7	5,488.4	60.2
Current tax payable	1,984.8	1,997.6	(0.6)
Short-term provisions and other liabilities	5,217.6	2,341.2	122.9
Liabilities associated with non-current assets classified as held for sale	0.0	5.4	N.S.

Financial Data
Net Financial Debt (1)	53,509.9	23,948.1	123.4

(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

TELEFóNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - March

		2006	2005	% Chg

I	Cash flows from operations	4,112.5	2,695.2	52.6
II	Net interest payment (1)	(644.5)	(400.5)
III	Payment for income tax	(302.8)	(192.9)
A=I+II+III	Net cash provided by operating activities	3,165.2	2,101.8	50.6
B	Payment for investment in fixed and intangible assets	(1,557.6)	(937.0)
C=A+B	Net free cash flow after CAPEX	1,607.6	1,164.8	38.0
D	Net Cash received from sale of Real Estate	12.4	39.3
E	Net payment for financial investment	(22,868.1)	(906.3)
F	Net payment for dividends and treasury stock (2)	(1,130.9)	(224.0)
G=C+D+E+F	Free cash flow after dividends	(22,379.0)	73.8	c.s.
H	Effects of exchange rate changes on net financial debt	(526.6)	292.4
I	Effects on net financial debt of changes in consolid. and others	1,590.4	78.6
J	Net financial debt at beginning of period	30,067.0	23,650.9
K=J-G+H+I	Net financial debt at end of period	53,509.9	23,948.1

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

TELEFóNICA GROUP
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

OIBDA	4,686.7	3,414.7	37.3
- CapEx accrued during the period (EoP exchange rate)	(1,302.7)	(744.0)
- Payments related to commitments	(242.8)	(236.4)
- Net interest payment	(644.5)	(400.5)
- Payment for income tax	(302.8)	(192.9)
- Results from the sale of fixed assets	(151.6)	(120.7)
- Invest. in working cap. and other deferred income and expenses	(434.8)	(555.4)
= Net Free Cash Flow after CapEx	1,607.6	1,164.8	38.0
+ Net Cash received from sale of Real Estate	12.4	39.3
- Net payment for financial investment	(22,868.1)	(906.3)
- Net payment for dividends and treasury stock	(1,130.9)	(224.0)
= Free Cash Flow after dividends	(22,379.0)	73.8	c.s.

Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003-2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after CapEx" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	Jan-Mar 2006	Jan-Mar 2005
Net Free Cash Flow after CapEx	1,607.6	1,164.8
+ Payments related to cancellation of commitments	211.1	191.3
- Ordinary dividends payment to minoritaries	(4.6)	(0.4)
= Free Cash Flow	1,814.1	1,355.7
TELEFóNICA GROUP
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		March 2006

	Long-term debt	42,041.5
	Short term debt including current maturities	19,506.6
	Cash and Banks	(4,468.1)
	Short and Long-term financial investments (1)	(3,570.1)
A	Net Financial Debt	53,509.9
	Guarantees to IPSE 2000	365.5
	Guarantees to Newcomm	83.4
B	Commitments related to guarantees	448.9
	Gross commitments related to workforce reduction (2)	5,058.8
	Value of associated Long-term assets (3)	(739.7)
	Taxes receivable (4)	(1,497.4)
C	Net commitments related to workforce reduction	2,821.7
A + B + C	Total Debt + Commitments	56,780.5

	Net Financial Debt / OIBDA (5)	2.80x
	Total Debt + Commitments/ OIBDA (5)	2.97x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain, except 91.3 million euros related to the provision of pension fund liabilities of corporations outside Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on 12 months accumulated OIBDA, including Cesky Telecom and O2.

Operating Income Before Depreciation and Amortization

Operating income before depreciation and amortization is calculated by excluding depreciation and amortization expenses from our operating income in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management in the short-term. Our management believes that operating income before depreciation and amortization is meaningful for investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our management. Operating income before depreciation and amortization also allows us to compare our results with those of other companies in the telecommunications sector without considering their asset structure. We use operating income before depreciation and amortization to track our business evolution and establish operational and strategic targets. Operating income before depreciation and amortization is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Operating income before depreciation and amortization is not an explicit measure of financial performance under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Operating income before depreciation and amortization should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table provides a reconciliation of operating income before depreciation and amortization to operating income for the Telefónica Group for the periods indicated.

	For the three months ended March 31,
	2005	2006
Operating income before depreciation and amortization	3,414.7	4,686.7
Depreciation and amortization expense	(1,526.4)	(2,152.7)
Operating income	1,888.3	2,534.1

The following tables provide a reconciliation of operating income before depreciation and amortization to operating income for the Telefónica Group and each of our business lines for the periods indicated.

	For the three months ended March 31, 2005
	Telefónica de España	Telefónica Móviles	Telefónica Latinoamérica	Telefónica o2 Europe	Telefónica Contenidos	Directories Business	Atento	Others and Eliminations	Total
Operating income before depreciation and amortization	1,199.0	1,317.9	860.5	-	45.4	23.9	22.6	(54.6)	3,414.7
Depreciation and amortization expense	(569.4)	(527.6)	(406.0)		(7.3)	(5.8)	(7.1)	(3.2)	(1,526.4)
Consolidated Operating income	629.6	790.3	454.5	-	38.1	18.1	15.5	(57.8)	1,888.3

	For the three months ended March 31, 2006
	Telefónica de España	Telefónica Móviles	Telefónica Latinoamérica	Telefónica o2 Europe	Telefónica Contenidos	Directories Business	Atento	Others and Eliminations	Total
Operating income before depreciation and amortization	1,262.6	1,471.9	994.2	756.0	166.7	29.5	34.5	(28.7)	4,686.7
Depreciation and amortization expense	(490.2)	(616.3)	(499.8)	(527.1)	(6.9)	(6.9)	(7.1)	1.6	(2,152.7)
Operating income	772.4	855.6	494.4	228.9	159.8	22.6	27.4	(27.10)	2,534.1

 The following tables provide a reconciliation of operating income before depreciation and amortization to operating income for some subsidiaries of each of our business lines for the periods indicated.

Business Line: Telefónica de España

Telefónica de España (parent company)	For the three months ended March 31,
	2005	2006
Operating income before depreciation and amortization	1,189.5	1,249.0
Depreciation and amortization expense	(565.2)	(486.9)
Operating income	624.3	762.1

Business Line: Telefónica Móviles

	For the three months ended March 31, 2005
	T.Móviles España	VIVO	TEM México	TEM Venezuela	TEM Colombia	TEM Peru	TEM Argentina	TEM Chile
Operating income before depreciation and amortization	986.6	141.9	(48.7)	106.3	30.9	26.1	24.4	34.7
Depreciation and amortization expense	(164.5)	(75.7)	(73.8)	(33.7)	(19.2)	(21.4)	(17.5)	(45.7)
Operating income	822.1	66.2	(122.5)	72.6	11.7	4.8	6.8	(11.0)

	For the three months ended March 31, 2006
	T.Móviles España	VIVO	TEM México	TEM Venezuela	TEM Colombia	TEM Peru	TEM Argentina	TEM Chile
Operating income before depreciation and amortization	951.9	136.3	(24.3)	189.0	37.0	27.2	67.1	58.7
Depreciation and amortization expense	(168.6)	(120.2)	(82.2)	(26.4)	(27.0)	(32.2)	(20.6)	(56.6)
Operating income	783.3	16.1	(106.4)	162.6	10.0	(5.0)	46.4	2.1

Business Line: Telefónica Latinoamérica

	For the three months ended March 31, 2005
	Telesp	TASA	CTC	TDP	TIWS
Operating income before depreciation and amortization	454.7	114.9	95.5	96.3	12.9
Depreciation and amortization expense	(203.3)	(34.6)	(60.6)	(64.4)	(17.1)
Operating income	251.4	80.3	34.9	31.9	(4.2)

	For the three months ended March 31, 2006
	Telesp	TASA	CTC	TDP	TIWS
Operating income before depreciation and amortization	630.1	122.2	91.5	126.1	18.7
Depreciation and amortization expense	(261.6)	(39.5)	(72.0)	(78.6)	19.8
Operating income	368.5	82.7	19.5	47.5	(1.1)

Business Line: Telefónica O2 Europe

	For the three months ended March 31, 2006
	Cesky Telecom	Fixed line business	Eurotel	Deutschland
Operating income before depreciation and amortization	251.5	123.8	125.0	(4.6)
Depreciation and amortization expense	(145.9)	(96.9)	(48.5)	(4.1)
Operating income	105.6	26.8	76.5	(8.6)

Additionally the following tables provide a reconciliation of "operating free cash flow" presented as Operating income before depreciation and amortization minus Capex by company for the period indicated.

	For the three months ended March 31, 2006
	Telefonica Group	Telefonica Lationamerica Group	Telesp	TASA	CTC	TdP	Cesky	Atento
Operating income before depreciation and amortization (OIBDA)	4,686.7	994.2	630.1	122.2	91.5	126.1	251.5	34.5
Capex	(1,307.2)	(173.9)	(89.5)	(31.2)	(29.5)	(17.7)	(34.0)	(3.8)
Operating free cash flow (OIBDA – Capex)	3,379.5	820.3	540.5	91.0	62.0	108.3	217.5	30.8

Net Financial Debt

Net financial debt is calculated by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated balance sheet), current financial assets and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which we refer to collectively as our gross financial debt) and (ii) other payables (a component of non-current trade and other payables in our consolidated balance sheet). Our management believes that net financial debt is meaningful for investors because it provides an analysis of our solvency using the same measure used by our management. We use net financial debt to calculate internally certain solvency a leverage ratios use by management. Net financial debt is not an explicit measure of indebtedness under IFRS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Net debt should not be considered an alternative to gross financial debts (the sum of current and non-current interest-bearing liabilities) as a measure of our liquidity.

The following table provides a reconciliation of net financial debt to gross financial debt for the Telefónica Group as at the dates indicated.

For the three months ended March 31,
2005	2006
(euro in millions)
Non-current interest-bearing debt
18,113.2	41,665.4
Current interest-bearing debt
9,455.1	19,506.6
Gross financial debt
27,568.3	61,172.0
Other payables
489.9	376.1
Non-current financial assets(1)
(997.8)	(1,693.3)
Current financial assets
(2,063.5)	(1,876.8)
Cash and cash equivalents
(1,048.8)	(4,468.1)
Net financial debt
23,948.1	53,509.9

(1)   Positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L and CapEx (1)			Balance Sheet (2)

	Jan - Mar 2006	Jan - Mar 2005	% Chg	March 2006	March 2005

United States (Dolar USA/Euro)	1.202	1.311		1.210	1.296
United Kingdom (Sterling/Euro)	0.686	-		0.696	-
Argentina (Peso Argentinean/Euro)	3.685	3.839		3.730	3.782
Brazil (Real Brasileño/Euro)	2.637	3.495		2.629	3.456
Rep. Checa (Corona Checa/Euro)	28.600	-		28.595	-
Chile (Peso Chileno/Euro)	632.911	757.576		636.943	757.576
Colombia (Peso Colombiano/Euro)	2,724.796	3,086.420		2,770.083	3,076.923
El Salvador (Colon/Euro)	10.520	11.468		10.591	11.343
Guatemala (Quetzal/Euro)	9.169	10.108		9.217	9.849
Mexico (Peso Mexicano/Euro)	12.727	14.654		13.255	14.641
Nicaragua (Córdoba/Euro)	20.740	21.533		21.004	21.427
Peru (Nuevo Sol Peruano/Euro)	4.018	4.277		4.069	4.230
Uruguay (Peso Uruguayo/Euro)	29.124	33.157		29.292	33.124
Venezuela (Bolívar/Euro)	2,583.979	2,816.901		2,604.167	2,785.515

(1) These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.
(2) Exchange rates as of 31/03/06 y 31/03/05.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DE ESPAÑA GROUP

The first quarter of 2006 closed with a year on year revenue growth for Telefónica de España of 3.3%, together with an intensive operating expenses containment to give a 5.3% increase in the Operating Income Before Depreciation and Amortization (OIBDA). Once again, the growth of the Internet and Broadband business and the control in the drop of traditional business were the main driving forces behind these good results.

The following can be highlighted among the latest commercial action taken:

  The launch of a global offer targeting SMEs known as "Puesto de Trabajo Integral" (Comprehensive Desktop) that supplies all the information technologies and communications necessary to start a job: For a fixed monthly fee per post, Telefónica de España provides clients with the necessary telephone and computer equipment, access to voice and data networks and comprehensive desktop maintenance and management.
  The establishing of a new Interoperability service related to the Fixed-to-mobile Video-telephony service.
  Launch of new Vouchers with 60 or 100 minutes of fixed-to-mobile calls.
  New text and multimedia message service to any fixed or mobile telephone from Telefónica Net.
  In the Corporate segment, it is worth to mention the launching of the portfolio of solutions for Public Administrations covering the areas of Health, Justice, Education and Local Administration, as well as solutions for specific sectors: Utilities, Finance Institutions, Logistics and Services.
  The portfolio for big Corporations has also been updated by adding "Geomarketing" (Geographical marketing) and "Georeferenciación" (Geographical labeling) portfolio of solutions through the acquisition of Maptel enterprise.

The following can be underlined in relation to promotions launched during the quarter:

  The Free Connection Fee campaign that took place between February 27th and March 10th. Campaigns have also been launched to offer free connection fee targeting immigrants, together with offers on international traffic.
  In terms of Broadband, ADSL, Imagenio, DUOS and TRIOS promotions have continued this quarter, with free subscription fees and reduced monthly fees, as well as an offer on the modem. Specific offers for groups and with Spanish Regional Governments have been launched or continued within the initiatives taken for development of the Information Society in Spain.

In terms of regulatory issues, it must be noted that the CMT recently completed an analysis of the relevant access market. As a result of this analysis, freezing of the monthly subscription fee for 2006 was confirmed and an agreement reached to establish a limit for access prices (monthly subscription and connection fee) for 2007, setting a maximum price of CPI-0 that will eventually lead to a maximum increase of 2%. Furthermore, the Regulatory body has accepted the possibility of varying the subscription fee depending on the different market segments: residential and business.

Another relevant issue for Telefónica de España during the first quarter of 2006 was the CMT Resolution on the analysis of retail telephony traffic market. The main result of the Resolution has been the elimination of the pricing control over these services, that had been applied during the last years through a Price Cap model (CPI-X). Moreover, it is important to note this measure will significantly improve Telefónica de España commercial flexibility in order to develop these services adapting them to each of the markets and end clients requirements.

The CMT has also concluded the analysis of the termination of traffic on fixed networks market. Even though the CMT has left unchanged Telefonica de España's obligations within this market, operators of the competition have been authorized to charge Telefónica de España up to 30% more for call termination than Telefónica de España charges them for time based local interconnection. However, this measure is not to be applied automatically, but through Interconnection Agreements, and as such will be dependent upon operators' will to apply them given the effect it could have on the market development.

Revenues of the Telefónica de España Group amounted to 2,944.3 million euros during the first quarter of 2006, a year-on-year growth of 3.3%, as mentioned above.

The Telefónica de España Parent Company's revenues amounted to 2,835.2 million euros, up 3.6% year on year. In relation to the other most significant affiliates, Telyco contributed 102.2 million euros to the Group during this first quarter, 1.8% up on the previous year. TTP contributed 24.5 million euros, a year-on-year drop of 13.6% and lastly Terra, which accounted for 25.9 million euros. In order to make comparisons with the previous year, Terra España has been considered under comparable terms as being within the Telefónica de España perimeter since January 2005. Under these conditions, a 19.2% drop was recorded.

Below is a detailed analysis of the Telefónica de España Parent Company's revenues:

  Revenues for traditional access fell 1.7% over the quarter to stand at 695.6 million euros, due to the reduction in the number of fixed telephony access and partial fade away of the effect of the 2.0% increase in subscription fees on January 22nd last year. The 17% drop in revenues from connection fees to 25.3 million euros due to the effects of the promotions and free connection fee campaigns also contributed to this fall.

Fixed telephony access in Spain is estimated to have grown by 1.5% over the last twelve months to march 2006, whereas that of Telefónica de España fell by 0.9% to 16.1 million, with an estimated access market share of 85%.

This trend has been more than offset by the 3.4% growth in the total number of Telefónica de España access where data and Internet, pay television and wholesale accesses were accounted for as well as fixed telephony accesses. The total combined figure amounted to 22.2 million accesses.
  Revenues from traditional voice services amounted to 1,249.9, with a year-on-year reduction of 2.6%. Within this area, revenues from outgoing voice services amounted to 784.3 million euros, with a year-on-year drop of 3.5%. The fact that Easter fell during the second quarter instead of the first, like last year, had a positive effect on revenues, which can be estimated in 17 million euros.

It is also worth to note starting March 2006, as imposed by the CMT, the business model, add as such the accounting criterion for revenues, from traffic cards. A retail model was previously followed in which traffic resold at the price indicated in the BOE (Boletín Oficial del Estado: Official Spanish State Journal) was recorded as revenue and the bonuses and agreements, etc. with distributors as expenses. A wholesale model is to be followed as of 2006, in which only the net business margin will be recorded as revenues. The impact of this measure stood at approximately 7 million euros in March, reducing both traffic revenues and external services expenses. The estimated impact for the whole of 2006 year is a reduction in revenue growth of 0.7 percentage points

The above mentioned drop in revenues does not show the sudden change in trend of traditional outgoing traffic that went from dropping 7.2% in 2005 to remaining practically on a par with the previous year's levels during the first quarter of 2006. Although supported by the effect of Easter, this fact started to reflect the growing dissociation between the behavior of traffic and associated revenues, as a result of the increased generalization of flat rates.

This can also be seen in the behavior of the voice market in Spain that, after over 3 years, changed its negative trend and recorded an estimated positive year-on-year growth of 0.3%. Telefónica de España's estimated share in this market in March stood at 66%.

Traditional outgoing voice traffic processed by Telefónica de España amounted to 11,275 million minutes, maintaining, as previously commented, close to the levels of first quarter 2005 (- 0.8% year-on-year).

Domestic voice traffic fell slightly by 0.9% in comparison with the previous year, with a total of 8,747 million minutes. International long-distance traffic grew by 6.5% to total 492 million minutes, continuing its growth trend, although somewhat more moderately, due to the lower market growth. Not affected by flat rates, fixed-to-mobile traffic continued to drop by 3.3% to stand at 1,339 million minutes.

With regard to service packages, it is worth noting that the total number of combined plans and flat rates amounted to 3,477,182, 20% up on that of December 2005.

Moreover, by the end of March, there were 2,197,233 pre-selected lines, a drop of 87,357 over the quarter.
  According to our estimates, the fixed Internet Broadband access market in Spain amounted to 5.5 million accesses by the end of the first quarter 2006, recording an estimated net gain over the first three months of the year of almost half a million accesses, the second highest in history after that achieved in the fourth quarter of 2005. The success of the Telefónica ADSL offering had a determinant impact on this growth, amounting to 3,795,882 accesses in total (wholesale plus retail, including accesses only providing Imagenio service) by the end of 2005.

The increase in revenues from Internet and broadband services more than offset (by over 2.5 times) the drop in revenues from the traditional access and voice businesses, amounting to 543.2 million euros, 28.0% up on the previous year.

Within this caption, broadband revenues from both Internet access and Pay television grew 35.0% over the year to reach 500.4 million euros, of which 399.5 million euros are from the retail business.

Telefónica's client base of retail broadband Internet lines (ADSL, Optical fiber and other technologies, excluding accesses only providing Imagenio service) recorded a net gain of 321,978 connections over the quarter, 80.4% higher than that recorded during the last quarter of the previous year. With this, the total number of Telefónica's retail broadband Internet accesses in March 2006 stands at 3,037,410, which represents an improvement in Telefonica de España's retail Internet Broadband access market share in the level of hundreds of basic points.

The strong growth in the Telefónica de España client base was promoted by the new product packages and the price reductions included in promotions. These commercial initiatives led to a year-on-year reduction in the ADSL connectivity ARPU of over 10% that, partially offset by the growth of almost 40% in the value added services ARPU, led to an overall 4.9% drop in ARPU. Finally, to be noted for the purposes of revenues, the lower ARPU recorded was offset by the significant increase in the number of clients.

It must be highlighted that 54% of Telefónica de España retail broadband accesses have the Internet connectivity service within some kind of Double or Triple-Offer package.

The net gain of unbundled loops during the first quarter reached its maximum level with 111,943 new loops, underlining the support for this technology by many of our competitors. By quarter end, the total number of unbundled loops stood at 546,702 to represent, according to our estimates, 10% of the total number of fixed Internet broadband accesses in the Spanis hmarket, and 12.6% of ADSL lines. Of this total, 320,341 (58.6%) were shared access loops. However, in terms of net gain for the first quarter, fully unbundled loops represented 63.1% of the total.

The wholesale ADSL service was affected by the migration to unbundled loops and, therefore, recorded a loss of 15,529 accesses during the first quarter to leave its total to 706,411 accesses.

Value-added services (VAS) provided over Telefónica de España broadband accesses remained a distinguishing factor with regard to the competition's commercial offer. 70.9% of our retail broadband clients have contracted at least one VAS and the number of operative services now amounts to over 2.7 million units. ADSL Solutions is noteworthy among these services, a total of 295,069 solutions being operational by the end of the first quarter to give a 6.0% increase in relation to December last year.

The net gain of the Pay T.V customers at Telefónica de España recoded in the first quarter was 43.712, allowing for an increase of up to 7% in the estimated share in the Spanish Pay TV market. The recorded net gain is to be considered within a highly seasonal business, with growth mainly focused in the fourth quarter, and as such lays in the trend of reaching the objective of one million Pay TV customers by year 2008.
  Revenues from data services grew by 2.3% year on year to reach 267.2 million euros. Retail data services fell during this period by 5.7%. Wholesale data revenues, however, recorded a 16.9% growth to total 108.3 million euros, basically promoted by circuit rental and transport capacity to other operators.
  Lastly, information technology services contributed towards Telefónica de España revenues with a total of 79.2 million euros, a 30.9% increase year on year.

There are currently 197 client management centers operated by Telefónica and 144 contracts with clients who are outsourcing their communications service/information systems. These figures have grown by 41.7% and 54.8% respectively year on year.

The number of servers devoted to clients amounted to 2,984, a 53.4% increase on the previous year. The number of desktop positions managed stood at 87,291, of which 43.1% include high added value solutions such as managed LAN or the Helpdesk service.

Telefónica de España Group's operating expenses recorded a year-on-year decrease of 0.4% to 1,703.8 million euros. Excluding the effect of the provisions for workforce restructuring, expenses would have increased by 1.3%. This good result is due to the containment of expenses in the main items such as commercial and supplies expenses.

  Personnel expenses dropped by 2.9% year on year to stand at 634.3 million euros. 25 redundancies were recorded during this first quarter of the year at Terra España from the Remunerated Layoff Plan, and 286 from the Telefónica de España Redundancy Program (E.R:E.). The provision for these items amounts to 94.9 million euros.

Excluding the effect of Redundancies provisions in the first quarter of 2005 (121.5 million euros including actuarial reviews) and in 2006, personnel expenses would have grown by 1.5%. This growth was affected by the first quarter 2005 base data used for comparison. Personnel expenses during this quarter recorded a forecast growth in CPI of 2.7% that, by year end, was eventually set at 3.7%.

The Telefónica de España Parent Company workforce at the end of March was placed at 33,030 employees, a net reduction of 249 employees since the start of the year. The average Telefónica de España Group workforce in the first quarter of the year stood at 34,919 employees, a 3.8% reduction in comparison with the average workforce in the same period of 2005.
  Supplies expenses grew by 1.4% in the year to stand at 707.8 million euros. This good behavior, specially considering the 8.7% growth registered in year 2005, was influenced by the 5.6% drop in interconnection expenses, standing at 384.8 million euros as a result of the reduction in fixed-to-mobile traffic and the call termination prices in mobile operator networks. This performance was also affected by the lower expenses associated to the wholesale unbundled loop service, once the main exchange conditioning work had been completed for this service, and by the higher sale of ADSL equipment following the significant growth of the Company's retail broadband clients recorded during the first quarter.
  External services expenses recorded a slight 0.2% drop to total 311.7 million euros, partly due to the 4.8% reduction in Telefónica de España Parent Company commercial expenses in comparison with the first quarter of 2005. This drop in commercial expenses is momentary and cannot be extrapolated to the rest of the year. The change in accounting criterion for expenses generated by the sale of traffic cards also influenced this behavior, as explained in the traditional voice service revenues section.

The combined effort made by the Company with regard to the growth in revenues and efficiency has led to operating income before depreciation and amortization (OIBDA) of 1,262.6 million euros in the first quarter, a 5.3% year-on-year growth.

For comparison purposes with the announced financial guidance, exceptional revenues/expenses not foreseen in the first quarter of 2005 and 2006 must be excluded from OIBDA. Once this adjustment has been made, the growth in OIBDA would stand at 7.2% above the forecasts given by the Company, which established a target growth of between 1% and 3% in OIBDA. The Easter effect has added 1.1 percentage points to this 7.2% growth; the effect, logically, will be present in second quarter 2006 accounts with an opposite sign.

The OIBDA margin stood at 42.9% during the first quarter, 0.8 percentage points above that recorded the previous year. Excluding the effect of the provision for the Redundancy Plan, the first quarter's margin would have increased by 3.2 percentage points to reach 46.1%. Comparing this margin with the comparable margin of the same period in 2005 (excluding the Redundancy Program provision and the actuarial review), performance remained almost stable with a slight 0.2 percentage points drop.

The OIBDA for the Telefónica de España parent company amounted to 1,249.0 million euros, up 5.0% year on year.

CapEx totaled 314.6 million euros, a 25.5% increase in comparison with the previous year although not yet representative of the whole year's performance.

TELEFÓNICA DE ESPAÑA GROUP
ACCESSES
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Final Clients Accesses	20,901.7	1.8	20,522.2	20,484.1	20,484.3	20,742.7
Fixed telephony accesses (1)	16,108.5	(0.9)	16,258.3	16,236.5	16,180.8	16,135.6
Internet and data accesses	4,542.9	7.1	4,241.9	4,190.1	4,211.4	4,400.6
Narrowband	1,437.4	(31.4)	2,094.3	1,872.5	1,745.7	1,614.9
Broadband (2)	3,042.7	46.8	2,073.4	2,246.7	2,397.7	2,720.8
Other (3)	62.8	(15.3)	74.2	70.9	68.0	64.9
Pay TV	250.3	N.S.	22.1	57.5	92.1	206.6
Wholesale Accesses	1,260.4	39.5	903.8	1,021.6	1,077.4	1,164.1
Unbundled loops	546.7	182.7	193.4	297.0	361.3	434.8
Shared UL	320.3	243.8	93.2	176.5	228.9	279.0
Full UL	226.4	125.8	100.2	120.5	132.4	155.7
Wholesale ADSL	706.4	0.5	702.5	717.0	708.6	721.9
Other (4)	7.3	(6.5)	7.8	7.6	7.5	7.4
Total Accesses	22,162.1	3.4	21,426.0	21,505.7	21,561.7	21,906.8

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) ADSL, satelite, optical fiber and broadband circuits. Includes Terra.
(3) Leased lines.
(4) Wholesale circuits.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Traditional Access (1)	695.6	707.7	(1.7)
Traditional Voice Services	1,249.9	1,283.3	(2.6)
Domestic Traffic (2)	321.6	356.0	(9.6)
Fixed to Mobile Traffic	273.8	283.2	(3.3)
International Traffic	115.8	111.5	3.9
Intel. Network, other cons. and bonusses (3)	73.0	62.1	17.6
Interconnection (4)	231.6	229.2	1.1
Handsets sales and others (5)	234.0	241.4	(3.1)
Internet Broadband Services	543.2	424.3	28.0
Narrowband	42.8	53.7	(20.2)
Broadband	500.4	370.6	35.0
Retail (6)	399.5	285.8	39.8
Wholesale (7)	100.9	84.9	18.9
Data Services	267.2	261.2	2.3
VPN, Leased Circuits and Broadcasting	159.0	168.6	(5.7)
Wholesale	108.3	92.6	16.9
IT Services	79.2	60.5	30.9
Total operating revenues	2,835.2	2,737.0	3.6

(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.
(2) Local and domestic long distance (provincial and interprovincial) traffic.
(3) Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.
(4) Includes revenues from fixed to fixed incoming traffic, fixed to mobile incoming traffic, and transit and carrier traffic.
(5) Managed Voice Services and other businesses revenues.
(6) Retail ADSL services and other Internet Services.
(7) Includes Megabase, Megavía, GigADSL, and local loop unbundling.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Revenues	2,944.3	2,850.2	3.3
Internal expenditure capitalized in fixed assets (1)	35.0	29.1	20.5
Operating expenses	(1,703.8)	(1,710.4)	(0.4)
Other net operating income (expense)	(17.5)	(1.0)	N.S.
Gain (loss) on sale of fixed assets	7.7	34.3	(77.4)
Impairment of goodwill and other assets	(3.2)	(3.0)	5.3
Operating income before D&A (OIBDA)	1,262.6	1,199.0	5.3
Depreciation and amortization	(490.2)	(569.4)	(13.9)
Operating income (OI)	772.4	629.6	22.7
Profit from associated companies	0.0	(0.1)	N.S.
Net financial income (expense)	(24.1)	(102.8)	(76.5)
Income before taxes	748.3	526.6	42.1
Income taxes	(254.7)	(178.4)	42.8
Income from continuing operations	493.6	348.2	41.8
Income (Loss) from discontinued operations	0.0	0.0	N.S.
Minority interest	(0.1)	(0.1)	65.7
Net income	493.4	348.1	41.7

(1) Including work in process.
Note: Telefónica de España Group incorporates the results of Terra Networks operations from 1 January 2005.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMéRICA GROUP

From January 1st 2006, Telefónica Latinoamérica Group's fixed telephony operator accounts include the Telefónica Empresas businesses in their respective countries. The 2005 results are shown on comparable terms. On the other hand, to facilitate year-on-year comparisons, the Telefónica Latinoamérica Group figures include the results of the Terra subsidiaries in Latin America since January 1st 2005.

The Latin American countries in which Telefónica Latinoamérica is present have, in terms of macroeconomics, progressed favorably this first quarter, which was reflected by an appreciation of all currencies in relation to the euro, particularly the Brazilian real and the Chilean peso. Thus, this good performance of exchange rates this quarter had a positive effect on the Telefónica Latinoamérica Group's accounts, contributing with 24.5 percentage points to the growth of revenues and 21.3 percentage points to the growth of the operating income before depreciation and amortization (OIBDA).

By the end of this first quarter, Telefónica Latinoamérica Group recorded revenues of 2,318.1 million euros, 6.1% higher year-on-year in constant euros (+30.6% in current euros), mainly due to the growth in local currency by all fixed and data business operators, particularly in Brazil (+7.1% in local currency due to the increased number of broadband connections, the growth in the traditional business, supported by the higher volume of traffic and tariffs, and the growth in the data and information technology businesses) and in Argentina (+8.0% in local currency due to the greater volume of broadband connections and the good performance of the wholesale business). Chile recorded a smaller growth rate (+3.2% in local currency) thanks to the good progress of the Internet business (narrowband + broadband), the 35.7% growth of which in local currency offset the slower evolution of the traditional business (+0.3% in local currency). The case of Peru is similar, with a slight increase in revenues (+2.7% in local currency) thanks to the growth of the Internet business (+24.7% in local currency) that more than compensates the 1.9% drop in local currency in the traditional business, affected by the application of the productivity factor (CPI-10.07%) to its tariffs.

Operating expenses for the Telefónica Latinoamérica Group stood at 1,306.0 million euros for the quarter, with a year-on-year growth of 9.5% in constant euros (+34.5% in current euros). This growth was affected by this quarter's recording of expenses associated to workforce restructuring plans in Chile and Brazil, which affected around 1,000 employees. Furthermore, greater interconnection expenses were recorded, particularly in Brazil, due to greater fixed-to-mobile traffic and higher commercial expenses, especially those related to client assistance and advertising.

As a result of the above, Telefónica Latinoamérica Group recorded an operating income before depreciation and amortization (OIBDA) of 994.2 million euros, 5.8% lower year-on-year in constant euros (+15.5% in current euros) due to the effect of the capital gains recorded in 2005 from the sale of Infonet. Excluding this effect, there was a 3.9% growth in OIBDA in constant euros (+27.4% in current euros).

Telefónica Latinoamérica Group's CapEx amounted to 173.9 million euros in March, a year-on-year growth of 13.1% in constant euros, primarily due to the expansion of broadband and new businesses. In line with this volume of investment, Telefónica Latinoamérica's free cash flow (OIBDA-CapEx) amounted to 820.3 million euros at March end, a 2.3% growth in constant euros (+25.6% in current euros) having excluded the effect of the sale of Infonet in 2005.

By the end of this quarter, the Telefónica Latinoamérica Group managed 28.3 million accesses, compared with the 27.3 million in March 2005 (+3.7% year-on-year). Particularly noteworthy is the strong growth of retail broadband Internet connections, which grew 50.2% year-on-year, to top 2.9 million by March end with a net gain of almost 222,100 connections in the first three months of the year and a significant commercial effort in all countries. The number of fixed telephony accesses amounted to 21.7 million, 1.7% more than in March 2005 mostly thanks to the continued progress of Telefónica del Perú (+8.5%) and TASA (+4.3%).

The group's total workforce stood at 28,312 at 31st March, with a net reduction of 544 employees over the quarter due to layoffs in Chile and Brazil.

TELESP

From a regulatory viewpoint, it must be noted that the conditions of the new Telesp concession contract entered into force on January 1st, although the billing of local calls in minutes have been delayed for 12 months. Furthermore, on March 28th this year ANATEL granted a 7.99% readjustment on long-distance fixed-to-mobile calls corresponding to 2005, the application of which will not be retroactive.

In addition to its commercial offer, Telesp launched new modalities of lines with consumption limits (Leisure Line, Control Line, Young Line) during the first quarter of the year, as well as the Plans of Minutes that offer discounts of up to 40% on local calls.

By the end of the first quarter of 2006, Telesp (fixed + data business) managed 15.7 million accesses, a year-on-year growth of 1.7% thanks to the strong growth in the number of retail broadband Internet connections that stood at 1.3 million (+47.5% year-on-year), following a net gain over the quarter of 93,600 accesses. The number of fixed telephony accesses remained in line with the previous year (+0.1% year-on-year), following a net gain of 30,200 lines in the first quarter of the year favoured by the sale of new line modalities. Hence, consumption control lines (Family line and the recently-launched Control Line) accounted for approximately 19% of total lines.

Voice traffic recorded a 1.1% year-on-year increase to stand at 17,946 million minutes, primarily due to the increase in local fixed-to-fixed traffic (+4.1% year-on-year). Long distance traffic, however, performed negatively (-5.4% year-on-year), mostly due to the lower intrastate long-distance traffic following the increased migration of traffic to mobiles. Lastly, the growth in traffic originating from mobiles -SMP must be noted, which is a result of the expansion of the mobile market throughout 2005.

Revenues amounted to 1,427.8 million euros during the quarter, a 7.1% increase in local currency thanks to the 5.0% growth in local currency in revenues from the traditional business, mostly due to the good performance of local traffic revenues, the sale of packages and the tariff increase in July 2005. The Internet business (narrowband + broadband) also played an important role in the growth of revenues (+31.1% in local currency), primarily thanks to the increase in the broadband plant that enabled Internet revenues to total 8.6% of Telesp revenues (7.0% in the first quarter of 2005). To a lesser extent, the increase in sales from the data and information technology business contributed positively (+13.6% and +18.2% in local currency, respectively), providing a combined 3.0% of company revenues.

Operating expenses grew by 9.0% year-on-year, mostly due to greater personnel expenses (+31.0% in local currency), the cost associated to the personnel restructuring plan carried out in March. Excluding the extraordinary charge associated to this program, operating expenses recorded a 6.1% increase in local currency, lower than the growth experienced by revenues. Higher interconnection costs have been recorded (+7.1% year-on-year) associated to greater fixed-to-mobile traffic. The efforts made by the company in the containment of costs was reflected in a growth in subcontracting expenses of only 0.6% in local currency compared with the previous year.

Tax expenses grew by 76.5% year-on-year in local currency, due to the renewal tax associated to the new contract concession. The ratio of bad debt provision to revenues remained at 2.3%, the same as in 2005.

Telesp's operating income before depreciation and amortization (OIBDA) amounted to 630.1 million euros at March end, up 4.5% in comparison with the first quarter of the previous year in local currency. The OIBDA margin stood at 44.1%, 1.1 percentage points below the 2005 margin mostly due to the layoff plan (excluding this effect, the OIBDA margin would be 45.6% and stable compared with 2005).

CapEx accumulated to March amounted to 89.5 million euros, a 3.8% growth with regard to the first quarter of 2005 in local currency. The operating free cash flow (OIBDA-CapEx) stood at 540.5 million euros (+4.7% in local currency with regard to the same period of the previous year).

TELESP
ACCESSES
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Final Clients Accesses	15,618.7	1.7	15,356.4	15,535.2	15,642.9	15,606.8
Fixed telephony accesses (1)	12,370.4	0.1	12,356.4	12,434.9	12,446.4	12,340.3
Internet and data accesses	3,248.2	8.3	3,000.0	3,100.3	3,196.5	3,266.5
Narrowband	1,876.1	(8.3)	2,046.3	2,049.9	2,038.4	1,986.7
Broadband (2)	1,307.3	47.5	886.1	982.7	1,091.0	1,213.8
Other	64.8	(4.1)	67.6	67.8	67.2	66.0
Wholesale Accesses	32.7	(4.3)	34.1	33.8	32.9	32.6
Total Accesses	15,651.3	1.7	15,390.5	15,569.0	15,675.8	15,639.4

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) Includes ADSL and broadband circuits.

TELEFÓNICA DE ARGENTINA

The Argentine operator (fixed and data business) progressed favorably this first quarter, despite having maintained its tariffs since 2002, recording an 8.0% year-on-year increase in revenues in local currency.

At the end of the first three months of 2006, TASA managed 5.5 million accesses (+4.8% compared with March 2005) thanks to the4.3% year-on-year increase in fixed telephony accesses (to stand at 4.6 million) and the strong growth in the number of retail broadband internet connections (+64.1%), enabling the operator to maintain its position as leader of the broadband market in the South of the country with 346,500 connections.

Total voice traffic increased slightly (+1.1% compared with 2005), due to the good performance of local fixed-to-fixed traffic in line with the growth in fixed telephony lines and, to a lesser extent, the growth in fixed-to-mobile traffic following the country's quickly developing cellular business. However, less incoming traffic was recorded (-4.8% year-on-year), primarily due to the fall in mobile-to-fixed traffic that was offset by the increased volume of revenues from circuit rental and lower public telephony traffic due to mobile substitution. Narrowband Internet traffic fell by 20.7% due to migrations to broadband.

The good performance of the operating variables for lines and traffic with respect to 2005 led to revenues of 236.4 million euros, an 8.0% year-on-year increase in local currency. By businesses, revenues from the traditional business grew 4.7% year-on-year thanks to the good performance of the traffic packages, the wholesale business and the value added services, whereas revenues from the Internet business (narrowband + broadband), which contributed to 10.7% of TASA revenues (+2.0 percentage points up on 2005), grew by 32.6% in local currency thanks to the expansion of broadband connections, revenues from these services increasing by 49.5% in local currency in relation to the same period of the previous year and offsetting the squeeze in the Internet narrowband business. The data and information technology businesses also progressed extremely positively (+14.6% and +49.7% in local currency, respectively), primarily due to the higher revenues from VPNs, to represent 7.6% of revenues.

The salaries increases agreed to at the end of 2005 were the main reason for the growth in TASA operating expenses, which were up 15.7% in local currency. These raises had an impact on both personnel expenses, which increased by 22.7% in local currency, and on service contracts, leading to a 15.3% increase in subcontracting expenses in local currency. Supplies expenses experienced a 15.1% growth in local currency due to the increased interconnection traffic with other operators and to facilities rental, minimized by the lower cost of equipment sales.

The ratio of bad debt provision to revenues remained below 1% thanks to good recovery management and to the larger volume of pre-paid and consumption control infrastructure, which remained at around 29%.

The significant growth in revenues gave TASA an operating income before depreciation and amortization (OIBDA) of 122.2 million euros, 2.1% up in local currency on that obtained in the first quarter of 2005. The operator recorded a margin as a percentage to revenues (taking fixed-to-mobile interconnections into account) of 43.1%, 3.9 percentage points down on that of 2005 due to higher salary and supplies expenses.

CapEx for the first quarter of 2006 stood at 31.2 million euros, 22.5% higher than in 2005 in local currency, of which around 50% was devoted to by broadband and new businesses. The operator recorded an operating free cash flow (OIBDA-CapEx) of 91.0 million euros, down 3.4% in local currency on that generated in the same period of 2005, due to increased level of investments.

TELEFÓNICA DE ARGENTINA
ACCESSES
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Final Clients Accesses	5,465.4	4.8	5,213.8	5,302.3	5,404.6	5,417.3
Fixed telephony accesses (1)	4,553.1	4.3	4,367.5	4,418.9	4,476.7	4,532.2
Internet and data accesses	912.3	7.8	846.3	883.4	927.9	885.1
Narrowband	548.9	(11.3)	618.6	627.6	632.5	564.0
Broadband (2)	346.5	64.1	211.2	239.2	278.8	304.3
Other	16.8	1.9	16.5	16.5	16.7	16.8
Wholesale Accesses	7.3	17.8	6.2	6.6	6.6	6.9
Total Accesses	5,472.7	4.8	5,220.0	5,308.9	5,411.2	5,424.2

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) Includes ADSL, optical fiber, broadband circuits and ISP in the North part of the country.

TELEFÓNICA CHILE

By March end 2006, Telefónica Chile managed 2.9 million accesses, on a par with the total number in March 2005 (-0.3%). The number of fixed telephony accesses managed by Telefónica Chile exceeded the 2.4 million mark and remained almost stable in comparison with the previous year (-0.7%) despite the intense competitive pressure of cable and mobile operators. The number of retail broadband Internet connections amounted to over 345,000 by the end of the quarter, with a net gain of 43,500 connections since the start of the year.

The volume of voice traffic processed by the Telefónica Chile network in the first quarter of the year, over 3,600 million minutes, fell by 7.6% year-on-year, mostly due to the drop in local fixed-to-fixed traffic and the lower volume of incoming network traffic and, to a lesser extent, to the drop in domestic long-distance traffic, whereas increases were recorded in fixed-to-mobile traffic and international long-distance traffic.

Revenues accrued during the first three months of the year amounted to 261.9 million euros, 3.2% up year-on-year in local currency due to the increased commercial efforts aimed at the widespread implementation of Broadband products. Telefónica Chile announced its plans to launch its own digital television services to add to its offer to the residential market over forthcoming months.

Revenues from the traditional business increased slightly in local currency (+0.3%) in relation to 2005 thanks to the launch of new products aimed at clients with low incomes (pre-paid lines and consumption control) and new minute packages (minutes plans), offsetting the drop in fixed traffic and the replacement effect of the increased penetration of mobile telephony. By the end of the quarter, Internet revenues (narrowband + broadband) represented 9.5% of company revenues (+2.3 percentage points year-on-year) and continued to show high levels of growth in relation to the previous year, +35.7% year-on-year in local currency. Telefónica Chile maintained its support for the popularization of Broadband through new offers of ADSL packages and voice minute plans.

To a lesser extent (6.3% of company sales), revenues from data and information technology grew a combined 5.3% in local currency.

Operating expenses accumulated to March 2006 grew by 21.8% year-on-year in local currency. primarily due to the extraordinary charge linked to the employee restructuring plan announced at the end of 2005. Excluding this effect, operating expenses grow 11.5% in local currency due to higher expenses in supplies (+11.0% in local currency), due to greater interconnection, and subcontracting expenses (+8.8% in local currency), associated to the increased activity of the period.

Bad debt in Telefonica Chile continued to fall. Bad debt provisions dropped 9.3% year-on-year in local currency to represent 3.2% of revenues over the period, 0.4 percentage points down on the same period of the previous year.

Hence, the accumulated operating income before depreciation and amortization (OIBDA) at March 2006 amounted to 91.5 million euros, a year-on-year drop of 20.0% in local currency. Isolating the effect of the layoff plan, OIBDA would have fallen by 8.2% in local currency.

Accumulated investments (CapEx) at March 2006 amounted to 29.5 million euros, 83.4% up on the first three months of 2005 in local currency primarily due to investment in broadband, the TV project and systems. The operating free cash flow (OIBDA-CapEx) accumulated to March stood at 62.0 million euros, a 36.9% drop in local currency with regard to the same period of the previous year.

TELEFÓNICA CHILE
ACCESSES
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Final Clients Accesses	2,873.8	(0.2)	2,878.3	2,903.1	2,882.6	2.876.0
Fixed telephony accesses (1)	2,407.0	(0.7)	2,423.4	2,443.4	2,462.2	2,429.1
Internet and data accesses	466.7	2.6	454.8	459.7	420.4	446.9
Narrowband	110.7	(51.8)	229.6	211.5	152.0	130.5
Broadband (2)	345.4	68.4	205.1	230.2	253.7	302.0
Other	10.6	(47.2)	20.1	18.1	14.7	14.5
Wholesale Accesses	23.9	(15.2)	28.2	29.6	27.5	25.9
Total Accesses	2,897.7	(0.3)	2,906.5	2,932.7	2,910.1	2,902.0

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) Includes ADSL, optical fiber and broadband circuits.

TELEFÓNICA DEL PERU

In the first quarter of 2006, Telefónica del Perú continued with the strong growth rate in accesses recorded during 2005 (+12.2%) due to its intense commercial activity. This resulted in a final total of 2.4 million fixed telephony accesses (+8.5% year-on-year), whereas retail broadband Internet connections amounted to a total 359,800 (+53.0% year-on-year). Furthermore, a strong increase was also recorded in the number of users of Cable Television (Cable Mágico), the total number of which stood at 474,710 connected homes (+16.9% year-on-year).

Total traffic processed by TdP fell by 2.1% year-on-year as a result of the 25.7% decrease in narrowband Internet traffic, as voice traffic remained stable in relation to the first quarter of 2005. Within the voice traffic segment, growth was recorded in international incoming, international long-distance and fixed-to-mobile traffic, which offset the fall in public telephony traffic. The rest of the traffic captions remain almost in the same levels recorded in the previous year.

Revenues accumulated to March stood at 279.3 million euros, a year-on-year increase of 2.7% in local currency. Internet revenues (broadband + narrowband + cable television) grew by 24.7% in local currency, mainly as a result of the good performance of broadband revenues (+37.0% in local currency) and cable TV revenues (+19.0% in local currency). Hence, Internet revenues contributed to a total 18.5% of company revenues (15.2% in the same quarter of 2005). However, revenues from the traditional business recorded a negative trend (-1.9% in local currency), affected by the impact on revenues by tariffs and traffic from the productivity factor in force since September 2004 (CPI-10.07%) and the drop in public payphone revenues (-2.3% in local currency), partly due to the replacement of fixed traffic for mobile traffic. Lastly, revenues from data and information technology services recorded a combined growth of 8.7% in local currency, contributing to 5.4% of company revenues.

Operating expenses for the first quarter of the year fell by 2.2% in local currency thanks to lower supplies expenses that dropped 7.1% in local currency mostly due to the drop in fixed-to-mobile interconnection tariffs and its subsequent impact on interconnection expenses (-13.2% in local currency). Personnel expenses, however, increased by 4.8% in local currency due to the appointing of 430 temporary employees onto the company's workforce, leading to lower expenses from temporary employees, included in subcontracted services that, as a whole, remained stable (+0.7% in local currency).

Bad debt provisions fell by 16.4% in local currency to stand at 1.3% of revenues, favored by the higher percentage of prepaid and consumption control plant (59%, compared with 55% one year ago).

Operating income before depreciation and amortization (OIBDA) stood at 126.1 million euros, up 23.0% on the same period in 2005 in local currency thanks to the good progress of revenues, the control of operating expenses and to lower extraordinary contingencies, primarily relating to labor and tax issues. The OIBDA margin stood at 45.1% to improve the margin recorded in the same period of 2005 by 7.5 percentage points.

CapEx amounted to 17.7 million euros, a year-on-year growth of 19.5% in local currency due to anticipated investments during the first few months of the year. The operating free cash flow (OIBDA-CapEx) stood at 108.3 million euros, a 23.6% increase in local currency as a result of the good performance of OIBDA that was able to offset increased investments.

TELEFÓNICA DEL PERÚ
ACCESSES
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Final Clients Accesses	3,277.9	12.2	2,920.9	3,028.8	3,108.9	3,211.0
Fixed telephony accesses (1)	2,388.2	8.5	2,200.6	2,250.0	2,302.1	2,347.6
Internet and data accesses	414.9	32.0	314.3	361.2	369.6	401.2
Narrowband	47.6	(33.7)	71.9	77.5	51.5	52.5
Broadband (2)	359.8	53.0	235.1	276.4	310.7	341.1
Other	7.5	2.1	7.3	7.4	7.4	7.6
Pay TV	474.7	16.9	406.0	417.5	437.2	462.2
Wholesale Accesses	0.6	9.6	0.6	0.8	0.9	0.5
Total Accesses	3,278.5	12.2	2,921.5	3,029.6	3,109.8	3,211.6

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES (TIWS)

Revenues for the first quarter of 2006 stood at 53.7 million euros, a year-on-year increase of 25.7% (+20.9% in constant euros). The positive performance of IP Internacional revenues must be noted, which were up 17.2% (+13.3% in constant euros) to provide 53% of revenues. The 29.2% growth recorded in broadband capacity revenues and the 16.8% growth in virtual private network revenues are also worth noting, both in constant euros. The operating income before depreciation and amortization (OIBDA) stood at 18.7 million euros (+41.4% in constant euros) due to the good performance of revenues and partially offset by increased operating expenses (+13.4% in constant euros), primarily in supplies due to increased activity. The OIBDA margin stood at 34.7% to improve the margin recorded in March 2005 by 4.5 percentage points.

TELEFÓNICA LATINOAMéRICA GROUP

TELEFÓNICA LATINOAMéRICA GROUP
ACCESSES
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Final Clients Accesses	28,231.4	3.7	27,211.1	27,654.9	27,981.0	28,086.8
Fixed telephony accesses (1)	21,718.8	1.7	21,348.0	21,547.1	21,687.4	21,649.1
Internet and data accesses	6,037.9	10.6	5,457.1	5,690.2	5,856.5	5,975.4
Narrowband (2)	3,030.6	(11.1)	3,410.1	3,415.9	3,322.2	3,185.1
Broadband (3) (4)	2,907.5	50.2	1,935.5	2,164.6	2,428.3	2,685.4
Other	99.8	(10.6)	111.6	109.7	106.0	105.0
Pay TV	474.7	16.9	406,0	417.5	437.2	462.2
Wholesale Accesses	64.5	(6.7)	69.1	70.8	67.8	66.0
Total Accesses	28,295.9	3.7	27,280.2	27,725.6	28,048.8	28,152.7

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) Includes narrowband ISP of Terra Brasil and Terra Colombia.
(3) Includes broadband ISP of Terra Brasil, Telefonica de Argentina, Terra Guatemala y Terra México.
(4) Includes ADSL, optical fiber, cable modem, broadband circuits and ISP in the North part of the country.

TELEFÓNICA LATINOAMéRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Euros in millions)
		January - March

		2006	2005	% Chg	% Chg. Local Cur.

Telesp	Revenues	1,427.8	1,005.6	42.0	7.1
	OIBDA	630.1	454.7	38.6	4.5
	OIBDA margin	44.1%	45.2%	(1.1 p.p.)

Telefónica de Argentina	Revenues	236.4	210.1	12.5	8.0
	OIBDA	122.2	114.9	6.4	2.1
	OIBDA margin (1)	43.1%	46.9%	(3.9 p.p.)

Telefónica Chile	Revenues	261.9	212.0	23.5	3.2
	OIBDA	91.5	95.5	(4.2)	(20.0)
	OIBDA margin	34.9%	45,0%	(10.1 p.p.)

Telefónica del Perú	Revenues	279.3	255.6	9.3	2.7
	OIBDA	126.1	96.3	30.9	23.0
	OIBDA margin	45.1%	37.7%	7.5 p.p.

TIWS	Revenues	53.7	42.7	25.7	20.9
	OIBDA	18.7	12.9	44.4	41.4
	OIBDA margin	34.7%	30.2%	4.5 p.p.

Note: From January 1st 2006, Telefónica Latinoamérica Group's fixed telephony operator accounts include the Telefónica Empresas businesses in their respective countries. The 2005 results are shown on comparable terms.
OIBDA is presented before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.
(1) Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMéRICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Revenues	2,318.1	1,775.1	30.6
Internal expenditure capitalized in fixed assets (1)	10.9	8.5	27.7
Operating expenses	(1,306.0)	(970.8)	34.5
Other net operating income (expense)	(25.0)	(38.8)	(35.6)
Gain (loss) on sale of fixed assets	(2.2)	79.1	c.s.
Impairment of goodwill and other assets	(1.6)	7.3	c.s.
Operating income before D&A (OIBDA)	994.2	860.5	15.5
Depreciation and amortization	(499.8)	(406.0)	23.1
Operating income (OI)	494.4	454.5	8.8
Profit from associated companies	3.6	0.0	N.S.
Net financial income (expense)	(68.4)	(59.8)	14.3
Income before taxes	429.6	394.7	8.8
Income taxes	(155.0)	(115.3)	34.5
Income from continuing operations	274.6	279.4	(1.7)
Income (Loss) from discontinued operations	0.0	0.0	N.S.
Minority interest	(32.3)	(32.8)	(1.7)
Net income	242.3	246.6	(1.7)

(1) Including work in process.
Note: Telefónica Latinoamérica Group incorporates the results of Terra Networks operations from 1 January 2005.

RESULTS BY BUSINESS LINES

Telefónica Móviles Group

Telefónica Móviles recorded strong commercial activity across all its markets in the first quarter of 2006, resulting in the highest level of net adds in any first quarter in the company's history.

Total net adds in the first quarter of 2006 almost reached 4.1 millions, 35% higher than in the first quarter of 2005. Net adds in Latin America reached 3.5 millions in the first quarter of 2006, driven by the roll-out of new GSM networks during the past year, implying lower unit commercial costs, and bringing the total customer base in the region to 74 millions (+25% vs. the first quarter of 2005). In Spain, net adds in the first quarter of 2006 (0.4 millions) were the highest quarterly gain since the fourth quarter of 2003, almost four times higher than in the first quarter of 2005, bringing the customer base to 20.3 millions by the end of March. In Morocco, Meditel recorded net adds in the first quarter of 2006 of 0.2 millions to reach a total of 4.2 million customers.

Thus, at the end of March 2006, the Group's total managed customer base surpassed 98.5 millions, representing year-over-year growth of 21%.

The higher gross adds have been encompassed with churn containment in the main operating markets, despite the intense competitive environment.

Key aspects of the first quarter of 2006 results are as follows:

  17.7% year-over-year growth in consolidated revenues to 4,327.3 million euros. Excluding the impact of exchange rates, consolidated revenues grew by 10.1%.

By components, consolidated service revenues (3,780 million euros) rose 18.1%, driven by the larger customer base and traffic growth, which in turn boosted outgoing revenues (+21.6%). Handset sales (547 million euros) grew 15.2% vs. the first quarter of 2005.

In Spain, Telefónica Móviles España's revenues were up 4.4% vs. the first quarter of 2005, driven by lower incoming revenues and virtually flat revenues from handset sales. Outgoing customer revenues grew 6.4% compared to the first quarter of 2005, despite lower prices and the one-off impact of Christmas promotional campaigns.

The Group's Latin American operators increased their contribution to total consolidated revenues1 to 50%, up from 44% in the first quarter of 2005. In absolute terms, revenues generated by these operators grew 35% over the first quarter of 2005 (18% ex- forex). Service revenues performance was noteworthy (+36% in euros; +19% ex-forex), boosted by strong growth in outgoing revenues, which outpaced customer growth.
  Consolidated OIBDA grew 11.7% to 1,471.9 million euros in the first quarter of 2006. Excluding the impact of exchange rates, consolidated OIBDA would have grown 6.3%. The Group's OIBDA margin in the first quarter of 2006 stood at 34.0% (-1.8 percentage points vs. the first quarter of 2005), impacted by the high level of commercial activity in very competitive environments.

Telefónica Móviles España's OIBDA totaled 951.9 million euros, down 3.5% vs. the first quarter of 2005, affected significantly by the pick-up in commercial activity (+17% vs. the first quarter of 2005) and higher customer management and network costs. OIBDA margin in the first quarter of 2006 stood at 44.0%.

It is worth highlighting the increasing contribution by the consolidated Latin American subsidiaries to Group OIBDA1 (37% in the first quarter of 2006 vs. 26% in the first quarter of 2005). OIBDA totaled 554.1 million euros in the first quarter of 2006, a strong year-over-year rise in both euros (+57.0%) and excluding the impact of exchange rates (+37%). We would also point out the increasing weight of GSM adds within customer growth in the region, with the corresponding positive impact on unit commercial costs.

In addition, the fact that revenue growth outpaced costs reflects greater economies of scale, regional management and the further integration of the companies acquired during the last two years.

These positive trends led to significant OIBDA margin expansion to 25.5% in the first quarter of 2006, up 3.5 percentage points over the first quarter of 2005, despite the more intense commercial activity (+37%).

Regarding the rest of the main items, we would highlight:

  The year-over-year increase of 16.8% in depreciation and amortization, affected by the appreciation of the Latin American currencies. In 2006 it is still impacted by the amortization of allocated intangible assets related to the acquisition of Telefónica Móvil Chile and the 10 Latin American operators acquired from BellSouth in 2004 and early 2005.
  Positive contribution by companies consolidated by the equity method (0.6 million euros) compared to losses in the first quarter of 2005 (-8.6 million euros). We would point out the increasing contribution by Medi Telecom to Group earnings (1.0 million euros vs. -4.2 million euros in the first quarter of 2005).
  Year-over-year increase in net financial losses (+122.1%), due to foreign exchange rate losses compared to gains a year earlier, higher cost of debt as a result of interest rate increases, the appreciation of the Latin American currencies and the greater weight of debt denominated in Latin American currencies.

Consolidated net debt at the end of the first quarter of 2006 stood at 8,615 million euros, down 8% from the end of March 2005 and virtually unchanged in relation to year-end 2005.

  The effective tax rate was 36% in the first quarter of 2006.

Consolidated CapEx2 in the first quarter of 2006, excluding licenses, stood at 293 million euros.

1Consolidated data before Rest and intragroup eliminations.
2Group CapEx in 2006 at cumulative average exchange rate. For comparative purposes, 2005 CapEx has been recalculated at the cumulative average exchange rate for the corresponding period.

SPAIN

In the first quarter of 2006 the highly competitive environment which has marked the Spanish wireless market in recent years continued to intensify due to the end of the Christmas campaign. The Spanish market has surpassed 44 million lines, equivalent to an estimated penetration rate of close to 99%.

In this context, Telefónica Móviles España recorded net adds of 0.4 millions in the first quarter of 2006, 50.5% more than in the fourth quarter of 2005 and almost four times higher than in the first quarter of 2005, surpassing the 20 millions mark (+6.3% vs. the first quarter of 2005), thereby consolidating its position as the leading Spanish wireless operator.

The strong commercial results in the first quarter of 2006 were driven by the successful commercial activity undertaken by the company. In the first quarter of 2006 Telefónica Móviles España carried out almost 3 million commercial initiatives, 11% more than in the fourth quarter of 2005 and 17% more than in the first quarter of 2005, a record high for the company.

The significant increase in gross adds (+26% vs. the first quarter of 2005) is noteworthy, particularly the performance of the contract segment, where gross adds increased 30% year-over-year as a result of the company's increased focus on this segment.

The focus on the contract segment is also reflected in number portability, where results were notably better than in the first quarter of 2005. In the contract segment the net balance in portability was positive at 36,000 customers compared to -45,000 in the first quarter of 2005. In all, Telefónica Móviles España had a negative net balance of -26,000 customers vs. -181,000 in the first quarter of 2005.

These factors, together with ongoing prepaid to contract migrations (over 250,000 migrations in the first quarter of 2006) led the contract segment to represent 54.5% of Telefónica Móviles España's total customer base at the end of March 2006 (+4.8 percentage points vs. the first quarter of 2005).

On another front, over 1 million handsets upgrades were carried out in the first quarter of 2006 (+4% vs. the first quarter of 2005), driven by retention campaigns that reward customer loyalty by offering them very favorable conditions for upgrades to encourage greater commitment from our customers. This is helping significantly to contain the churn rate, which stood at 1.9% in the first quarter of 2006 vs. 2.0% in the first quarter of 2005. In the first quarter of 2006, 56% of the commercial actions involving handsets were linked to long-term contract.

Several promotions aimed at increasing customer usage, particularly those designed to boost on-net traffic, also contributed to contain the churn rate. We would highlight the extension of the "100x1" campaign, the 50% price cut for on-net SMS and MMS and the "Mis Cinco", (My Five) initiative which has been extended to video calls.

These commercial offers, among others, drove customer usage, specially on-net traffic, which has grown 36% to represent 44% of total billable traffic in the first quarter of 2006 (+5% percentage points vs. the first quarter of 2005). The company's networks carried a total of 13,600 million minutes in the first quarter of 2006, 25% more than in the first quarter of 2005.

MOU reached 153 minutes in the first quarter of 2006, 14.8% higher than in the first quarter of 2005.

The increase in customer usage and the improvement in the contract vs. prepaid mix held up voice ARPU, offsetting the negative impact of the reduction in prices and lower interconnection rates. Voice ARPU stood at 27.4 euros, driven by outgoing voice ARPU (+2.3%).

Data ARPU stood at 4.4 euros in the first quarter of 2006, a year-over-year increase of 2.3%, impacted by the lower volume of P2P SMS and partially offset by the strong performance in other data service revenues, which currently represent 43.0% of total data revenues (35.6% in the first quarter of 2005). It is worth mentioning the 31% y-o-y growth achieved in connectivity & content.

Overall, ARPU reached 31.8 euros in the first quarter of 2006 (+0.6% vs. the first quarter of 2005).

Highlights of Telefónica Móviles España's financial results include:

  Revenues totaled 2,165.7 million euros in the first quarter of 2006, representing year-over-year growth of 4.4%, driven by the strong performance of customer revenues which reached 1,490 million euros, up 6.4% over the first quarter of 2005. This performance offset the decline in incoming revenues (-1.5%), leading to a 4.7% increase in service revenues.

Revenues from handset sales (266 million euros) increased by 2.1% year-over-year.
  Total commercial costs (including SAC, SRC and advertising) accounted for 16.1% of service revenues ex-loyalty points in the first quarter of 2006 compared to 14.1% in the first quarter of 2005. We note that the first quarter of 2005 was marked by lower commercial activity, a lull before renewed commercial efforts following the re-launch of the movistar brand in April 2005. Commercial costs also reflect the attractive conditions offered to customers in exchange for signing longer term commitment contracts, a key tool for containing churn against the backdrop of an intense competitive environment.
  Higher commercial costs, together with higher customer management costs -linked to increased segmentation-, enhanced customer service and higher network expenses impacted OIBDA, which totaled 951.9 million euros in the first quarter of 2005. This represents an OIBDA margin of 44.0% vs. 47.5% in the first quarter of 2005.

CapEx in Telefónica Móviles España totaled 107.6 million euros in the first quarter of 2006. Further progress was made in the rollout of the high quality UMTS network

TELEFÓNICA MóVILES ESPAñA
SELECTED OPERATING DATA
Unaudited figures
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Cellular customer (thousands)	20,276.8	6.3	19,077.4	19,381.8	19,632.9	19,889.9
Prepaid	9,231.9	(3.8)	9,598.7	9,529.3	9,330.0	9,186.4
Contract	11,044.9	16.5	9,478.8	9,852.5	10,302.9	10,703.5
MOU (minutes)	153	14.8	133	154	158	151
ARPU (EUR)	31.8	0.6	31.7	33.3	34.2	33.2
Prepaid	15.7	(6.5)	16.8	17.2	18.9	16.7
Contract	45.5	(3.2)	47.1	49.2	48.5	47.7
Data ARPU	4.4	2.3	4.3	4.1	4.5	4.7
% non-P2P SMS over data revenues	43.0%	7.4 p.p.	35.6%	39.2%	42.3%	41.7%

Note: MOU and ARPU calculated as monthly quarterly average.

MOROCCO

At the end of March 2006, Médi Telecom´s customer base stood at 4.2 millions, reflecting a 30.0% y-o-y growth.

Regarding financial results, revenues in the first quarter of 2006 totaled 99 million euros (+7% vs. the first quarter of 2005), affected by the reduction in interconnection rates.

OIBDA stood at 41 million euros in the first quarter of 2006, with a 18% y-o-y increase. The OIBDA margin reached 42% (38% in the first quarter of 2005).

MOROCCO
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

MEDI TELECOM	4,185.6	30.0	3,220.8	3,439.6	3,838.6	4,023.3
Prepaid	4,040.5	30.9	3,085.9	3,281.3	3,677.1	3,873.4
Contract	145.1	7.5	135.0	158.2	161.5	149.9

LATIN AMERICA

BRAZIL

The Brazilian market remained highly competitive in the first quarter of 2006 showing the same trend witnessed in the fourth quarter of 2005, with competitors' commercial efforts increasingly focused on the higher value added segments. This trend is reflected in the lower entry barriers in the contract segment, which in some regions of the country were at 1 reais. Vivo maintained its entry barriers in the contract segment at 99 reais.

The Brazilian market continued to grow strongly, albeit at a slower pace than in 2005, with penetration at the end of March at 48.1% (50.9% in Vivo's areas of operation).

Vivo's customer base surpassed 30.1 millions at the end of March (+11.1% vs. the first quarter of 2005), with net adds of 0.3 millions in the first quarter of 2006. Vivo continued to target its commercial and retention efforts at the high value segments.

MOU in the first quarter of 2006 was 67 minutes (80 minutes in the first quarter of 2005), impacted by lower incoming traffic and affecting ARPU3 that stood at 26 reais (29 reais in the first quarter of 2005).

Regarding Vivo's financial results, service revenues were flat year-over-year in the first quarter of 2006 in local currency, hit by the reduction in incoming revenues (-12%), and partially offset by higher outgoing voice revenues (+7%) and the strong performance of data revenues (+27%).

The trend in revenues and higher costs led to a year-over-year reduction in OIBDA in the first quarter of 2006 in local currency (-27.5%) and an OIBDA margin of 27.4%.

3In 2006, ARPU definition has been homogenized for all Telefónica Group operators.

BRAZIL
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

VIVO	30,137.7	11.8	26,958.5	28,446.0	28,840.5	29,804.6
Prepaid	24,377.2	12.6	21,650.4	22,935.2	23,190.3	24,060.8
Contract	5,760.5	8.5	5,308.1	5,510.8	5,650.2	5,743.8

NORTHERN REGION

Mexico

Measures adopted by Telefónica Móviles México in recent quarters to enhance operating performance are beginning to pay off. This is shown by the positive trends in customer usage, revenues and churn rates, reflecting a notable improvement in the quality of customers acquired in recent months.

We continue working to adapt the commercial activity to the reshaping of the distribution channel and the changes in the company's commercial offer. In a quarter marked by lower commercial activity following the Christmas campaigns in the fourth quarter of 2005, net adds totaled 191,000 in the first quarter of 2006, bringing the total customer base to 6.6 millions (+8.2% vs. the first quarter of 2005).

It is worth highlighting the performance of the contract segment. Although it only represents 6% of the total customer base, it makes a significant contribution to Telefónica Móviles México's service revenues. Contract gross adds in the first quarter of 2006 were double those of the first quarter of 2005, and the churn rate in this segment was cut by over 60%.

In terms of usage, traffic rose in the quarter compared to the fourth quarter of 2005, while normally, seasonal factors dictate lower traffic in the first quarter vs. last quarter of the year. Thus, MOU in the first quarter of 2006 was 55 minutes (+9% vs. the fourth quarter of 2005) and ARPU4 reached 107 Mexican pesos vs. 112 pesos in both the first quarter of 2005 and the fourth quarter of 2005. Contract ARPU grew a solid 17% year-over-year.

Regarding financial results, service revenues in local currency grew 8% vs. the first quarter of 2005, driven by the good performance of outgoing revenues (+22% in local currency), which were offset by lower incoming revenues (-13% in local currency), as a result of a 10% reduction in interconnection rates implemented in January 2006. Data revenues continued to grow strongly to account for 14% of service revenues in the first quarter of 2006.

Revenues from handset sales fell 46% in local currency from the first quarter of 2005 on the back of lower commercial activity, triggering an 11% decrease in total revenues year-on-year in local currency.

The lower commercial activity and efficiency improvements achieved allow for a 57% reduction in operating losses before depreciation and amortization in local currency to 24 million euros in the first quarter of 2006 (vs. -49 million euros in the first quarter of 2005).

At the end of March 2006, the GSM network covered 435 cities.

CapEx in local currency in the first quarter of 2006 declined by 73% year-over-year in local currency, leading to a sharp reduction in negative operating cash flow (-60% vs. the first quarter of 2005 in local currency).

4In 2006, ARPU definition has been homogenized for all Telefónica Group operators, excluding traffic promotions.

NORTHERN REGION
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

TEM México	6,559.4	8.2	6,061.1	5,847.4	5,976.6	6,368.1
Prepaid	6,189.1	6.9	5,792.0	5,592.2	5,692.5	6,047.7
Contract	369.3	37.3	269.1	255.2	283.9	319.9
Fixed Wireless	0.9	N.S.	0.0	0.0	0.1	0.6
TEM Guatemala	1,149.1	43.1	802.9	904.0	923.9	1,040.7
Prepaid	965.8	57.2	614.2	721.0	741.6	864.4
Contract	71.2	(5.1)	75.0	72.0	73.2	69.9
Fixed Wireless	112.1	(1.4)	113.7	111.0	109.1	106.3
TEM Panamá	904.8	27.6	708.8	751.2	788.2	849.4
Prepaid	836.2	28.6	650.1	688.5	723.0	781.5
Contract	68.5	16.7	58.7	62.7	65.2	67.9
TEM El Salvador	626.4	54.3	405.8	462.1	494.0	537.8
Prepaid	513.6	63.6	313.9	367.7	395.6	435.3
Contract	79.9	3.3	77.4	78.1	77.7	79.0
Fixed Wireless	32.9	126.2	14.5	16.3	20.8	23.5
TEM Nicaragua	414.7	31.3	315.8	329.2	336.9	371.6
Prepaid	354.6	37.7	257.4	269.5	276.6	310.4
Contract	43.4	2.6	42.4	43.8	44.7	45.3
Fixed Wireless	16.7	4.1	16.0	15.9	15.6	15.9
Total Acceses	9,654.3	16.4	8,294.4	8,293.9	8,519.6	9,167.6

ANDEAN REGION

Venezuela

The Venezuelan wireless market continued to perform well in the first quarter of 2006. The estimated penetration rate at the end of the quarter stood at 50%, up 17 percentage points vs. the first quarter of 2005.

Telefónica Móviles Venezuela's customer base reached over 6.7 millions in the first quarter of 2006 (+45.5% vs. March 2005), with net adds of 523,000 in the first quarter of 2006, almost double the net adds recorded in the first quarter of 2005, boosted by the Valentine's Day and other campaigns during the quarter.

As for financial results, the strong growth in the customer base, coupled with higher traffic and a steady improvement in data revenues, led to 51% year-over-year growth in service revenues in local currency and a 59% increase in total revenues.

The solid revenue growth was encompassed by significant efficiency improvements, leading to an OIBDA in the first quarter of 2006 of 189 million euros (+63% vs. the first quarter of 2005 in local currency) and an OIBDA margin of 42% (+1 percentage point vs. the first quarter of 2005), despite higher commercial activity.

Finally, the Company's leadership for innovation in the Venezuelan market led to a strong take-up of the EV-DO services launched commercially at the end of December 2005, which had 91,000 customers by the end of the quarter.

Colombia

The Colombian cellular market showed the strongest growth in the region once again in the first quarter of 2006, doubling the wireless penetration vs. the first quarter of 2005 and reaching 54%.

During this quarter, Telefónica Móviles Colombia further accelerated its commercial activity, underpinned by the deployment of its GSM network, enabling to capture more than 90% of its gross adds in GSM. Net adds in the first quarter of 2006 surpassed 785,000, almost double those recorded in the first quarter of 2005, with net adds in the contract segment more than 10 times higher. This brought the customer base at the end of March 2006 to over 6.8 millions (+84.3% vs. the first quarter of 2005), with GSM customers accounting for 39% of the total customer base.

Regarding financial results, revenues grew by 11% year-over-year in local currency. Service revenues (+8.1% vs. the first quarter of 2005) were affected by the reduction in interconnection rates and the rapid growth of its customer base.

It is worth highlighting that the OIBDA margin stood at 19% in the first quarter of 2006 (just -0.9 percentage points vs. the first quarter of 2005), despite higher commercial activity (+85% y-o-y). OIBDA reached 37 million euros in the first quarter of 2006.

Peru

The Peruvian market was extremely dynamic in the first quarter of 2006. In this context, and following the commercial launch of GSM services at the end of February, Telefónica Móviles Perú recorded substantial net adds (226,000), more than twice the number of customers added in the first quarter of 2005. This brought the operator's customer base to 3.7 millions at the end of March 2006 (+23.9% vs. the first quarter of 2005).

Regarding financial results, quarterly revenues growth remained solid, growing 10.9% vs. the first quarter of 2005 in local currency, driven by the growth in customers and outgoing traffic, which offset the impact of the reduction in interconnection rates. Outgoing customer revenues rose 24.6% over the first quarter of 2005 in local currency.

The higher level of commercial activity vs. the first quarter of 2005 led to a lower OIBDA margin, which stood at 28%. OIBDA in the first quarter of 2006 was 27 million euros.

In the first quarter of 2006, the operator continued to roll out its GSM network. CapEx in the first quarter of 2006 stood at 12 million euros and network coverage reached 60% of the population.

ANDEAN REGION
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

TEM Venezuela	6,683.3	45.5	4,594.8	5,197.4	5,319.0	6,160.3
Prepaid	5,659.0	51.0	3,748.0	4,309.7	4,393.2	5,203.7
Contract	371.7	21.3	306.4	326.1	340.0	347.8
Fixed Wireless	652.7	20.8	540.4	561.7	585.8	608.8
TEM Colombia	6,817.8	84.3	3,699.0	4,756.5	5,170.6	6,033.0
Prepaid	5,283.6	93.5	2,730.0	3,619.8	3,976.7	4,657.9
Contract	1,534.1	58.3	969.0	1,136.7	1,193.9	1,375.1
TEM Perú	3,680.9	23.9	2,971.4	3,058.5	3,199.3	3,455.0
Prepaid	3,007.6	26.5	2,377.9	2,437.5	2,557.7	2,804.3
Contract	603.3	16.1	519.4	548.1	569.8	579.5
Fixed Wireless	70.1	(5.4)	74.1	72.9	71.8	71.1
TEM Ecuador	2,328.4	76.6	1,318.3	1,657.6	1,624.2	1,884.6
Prepaid	1,948.3	89.3	1,029.1	1,318.1	1,273.9	1,517.5
Contract	377.7	31.9	286.4	337.0	347.8	364.7
Fixed Wireless	2.4	(12.8)	2.7	2.5	2.5	2.4
Total Acceses	19,510.5	55.0	12,583.5	14,670.0	15,313.1	17,532.8

SOUTHERN CONE REGION

Argentina

The Argentine wireless market continued to grow strongly in the first quarter of 2006, achieving an estimated penetration rate of 60%, up almost 22 percentage points on the first quarter of 2005.

In this context, Telefónica Móviles Argentina's commercial efforts were intense, registering net adds in the first quarter of 2006 of 579,000 (+38% vs. the first quarter of 2005), boosting the customer base by 44.8% to over 8.9 million euros at the end of March. GSM customers now account for 58% of the total (vs. 25% in the first quarter of 2005).

Regarding financial results in local currency, we would highlight the solid top line growth, driven by higher service revenues (+36% y-o-y in local currency), underpinned customer base and usage growth. It is noteworthy the increasing contribution from data revenues, which in the first quarter of 2006 represented 21% of service revenues (11% in the first quarter of 2005).

The OIBDA margin improved by 11 percentage points vs. the first quarter of 2005, thanks to efficiency enhancements achieved by the integration of the two Argentine operations, as well as lower SACs, despite the strong commercial activity recorded this quarter. OIBDA in the first quarter of 2006 was 67 million euros (+164% y-o-y in local currency).

Chile

Despite the high penetration levels reached in 2005, the Chilean wireless market continued to perform well in the first quarter of 2006, with an increase of 1.6 percentage points in the estimated penetration rate to almost 73% (+10 percentage points vs. the first quarter of 2005).

In this context, Telefónica Móviles Chile ended the first quarter of 2006 with 5.3 million customers (+8.7% vs. the first quarter of 2005), recording net adds in the first quarter of 2006 of 59,000. The higher growth in the contract customer base (+13%) is noteworthy. GSM customers now represent 57% of the total.

In the first quarter of 2006 revenues showed a 17.3% increase in local currency year-over-year, underpinned by solid growth in service revenues (+19.9% y-o-y), driven by the increase in the customer base and the positive performance of ARPU (+10% vs. the first quarter of 2005).

The strong top line performance translated to OIBDA, which outpaced revenue growth to reach 41% in local currency, reflecting an OIBDA margin expansion (+5 percentage points vs. the first quarter of 2005). This was achieved despite higher commercial costs associated with the proactive migration process of its customers to GSM.

SOUTHERN CONE
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

TEM Argentina	8,914.4	44.8	6,155.0	6,731.4	7,395.2	8,335.0
Prepaid	5,535.2	60.9	3,440.0	3,786.1	4,312.2	5,035.8
Contract	3,210.0	28.3	2,501.1	2,740.9	2,896.7	3,119.2
Fixed Wireless	169.2	(20.9)	213.9	204.4	186.3	179.9
TEM Chile	5,335.0	8.7	4,907.2	5,257.2	5,230.2	5,275.8
Prepaid	4,396.0	7.8	4,076.7	4,405.8	4,350.0	4,384.1
Contract	938.9	13.1	830.5	851.4	880.1	891.7
TEM Uruguay	500.4	107.3	241.4	278.6	322.1	418.9
Prepaid	434.7	131.9	187.5	223.1	266.1	356.5
Contract	65.6	21.9	53.9	55.5	56.0	62.4
Total Acceses	14,749.8	30.5	11,303.6	12,267.2	12,947.5	14,029.7

Telefónica Móviles Group

TELEFÓNICA MóVILES GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - March

		2006	2005	% Var

Spain	Revenues	2,165.7	2,075.2	4.4
	OIBDA	951.9	986.5	(3.5)
	OIBDA margin	44.0%	47.5%	(3.6 p.p.)

Latin America	Revenues	2,171.3	1,602.7	35.5
	OIBDA	554.1	353.0	57.0
	OIBDA margin	25.5%	22.0%	3.5 p.p.

Brazil	Revenues	496.8	370.7	34.0
	OIBDA	136.3	141.9	(4.0)
	OIBDA margin	27.4%	38.3%	(10.8 p.p.)

Northern Region	Revenues	344.5	313.9	9.8
	OIBDA	16.3	(20.1)	c.s.
	OIBDA margin	4.7%	-6.4%	11.1 p.p.

Andean Region	Revenues	823.2	565.8	45.5
	OIBDA	271.5	169.3	60.4
	OIBDA margin	33.0%	29.9%	3.1 p.p.

Southern Cone	Revenues	506.8	352.3	43.8
	OIBDA	130.0	61.9	110.0
	OIBDA margin	25.7%	17.6%	8.1 p.p.

Rest and intragroup	Revenues	(9.6)	(2.0)	380.5
	OIBDA	(34.1)	(21.5)	58.4
	OIBDA margin	N.S.	N.S.	N.S.

TOTAL	Revenues	4,327.3	3,675.9	17.7
	OIBDA	1,471.9	1,317.9	11.7
	OIBDA margin	34.0%	35.9%	(1.8 p.p.)

TELEFÓNICA MóVILES GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Revenues	4,327.3	3,675.9	17.7
Internal expenditure capitalized in fixed assets (1)	28.6	21.1	35.3
Operating expenses	(2,820.3)	(2,347.7)	20.1
Other net operating income (expense)	(63.8)	(29.4)	117.1
Gain (loss) on sale of fixed assets	0.1	(1.0)	c.s.
Impairment of goodwill and other assets	0.0	(0.9)	N.S.
Operating income before D&A (OIBDA)	1,471.9	1,317.9	11.7
Depreciation and amortization	(616.3)	(527.6)	16.8
Operating income (OI)	855.6	790.3	8.3
Profit from associated companies	0.6	(8.6)	c.s.
Net financial income (expense)	(164.4)	(74.0)	122.1
Income before taxes	691.9	707.8	(2.2)
Income taxes	(248.9)	(276.3)	(9.9)
Income from continuing operations	443.0	431.5	2.7
Income (Loss) from discontinued operations	0.0	0.0	N.S.
Minority interest	4.0	0.6	N.S.
Net income	447.0	432.1	3.5

(1) Including work in process.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

Telefónica O2 Europe comprises the results of O2 Group as of February 1st, 2006 as well as the results of Cesky Telecom and Telefónica Deutschland as of January 1st, 2006. At the end of March 2006, contribution from Telefónica O2 Europe to Telefónica Group revenues reached 2,409.2 million euros, whereas the operating income before depreciation and amortization (OIBDA) amounted to 756.0 million euros.

O2 GROUP

O2 UK

First quarter net service revenue grew by 17% year on year at constant currency, driven by continued strong customer and ARPU growth. The year on year comparison also reflected Easter falling in April when last year it fell in March. The quarter saw intense competition in the market, particularly in the contract segment, but the business continued to perform well and achieved 29% growth in total gross additions year on year.

A total of 359,000 net new customers were added in the quarter, taking the base to 16.340 million, 13.6% higher than at the same time last year. This excludes the Tesco Mobile customer base, which exceeded one million customers at the end of 2005.

The major promotions in the quarter were O2 Treats and Business Unlimited. O2 Treats offered customers bundles of free texts, voice minutes or value added services after 6 months as an O2 customer to reward loyalty, while Business Unlimited introduced unlimited calls to any O2 mobile when on a business tariff.

A total of 184,000 net new contract customers were added in the quarter, over half the total, driven by higher gross additions as well as lower churn. At the end of the period contract customers made up 34.8% of the total base, compared to 34.1% in the same period last year. The level of contract upgrades was well ahead of the first quarter last year. 12 months rolling contract ARPU of 517 pounds was flat compared to the previous quarter, but 2 pounds ahead of the first quarter last year. 12-month rolling churn fell to 25%, compared to 31% for the same period last year, reflecting the continued focus on rewarding customer loyalty.

A total of 175,000 net new pre-pay customers were added in the quarter, again due to higher gross connections. 12 month rolling pre-pay ARPU of 139 pounds was 4 pounds higher than the first quarter last year and 3 pounds higher than the previous quarter.

O2 UK's blended 12 month rolling ARPU of 269 pounds was 2 pounds higher than the first quarter last year, and 2 pounds higher than the previous quarter, reflecting the continued underlying ARPU growth no longer being offset by the impact of the September 2004 termination rate cut.

O2 UK's own channels accounted for more than 55% of total gross connections in the quarter. Customer acquisition costs (SAC) were stable for both contract and pre-pay connections.

Quarterly monthly minutes of use were up 14% year on year to 162 minutes a month, driven by propositions such as O2 Treats and Talkalotmore, which offered free off peak minutes for pre-pay customers topping up 15 pounds or 30 pounds per month.

12 month rolling data ARPU of 79 pounds was 11 pounds higher than the same period last year and 1 pounds higher than the previous quarter. The number of non-SMS data users grew over 50% year on year.

O2 GERMANY

Service revenue grew by 13% in the first quarter, driven by the continued growth of the customer base, which partly offset continued ARPU weakness in the German market. The termination rate cut in December 2005 reduced first quarter service revenue by over 4%. Since the September '05 quarter O2 Germany has seen a trend of declining blended ARPU, although recently this has begun to stabilise, on a monthly basis. The future direction of this trend should be clearer in the next 3 to 4 months of trading.

In this competitive environment, O2 Germany continued to trade well with gross additions at the same level as the first quarter last year. A total of 330,000 net new customers were added in the quarter, taking the base to 10.099 million, 27% higher than at the same time last year. Contract customers comprised 51% of the total base at the end of the quarter, compared to 55% at the same time last year, reflecting the rapid growth of the prepaid customer base. The Tchibo Mobile customer base grew to almost 660,000 by the end of the quarter.

O2 Germany added a total of 142,000 net new contract customers in the quarter. 12 month rolling contract ARPU of 500 euros was 8 euros lower than the previous quarter, and 23 euros lower than the same quarter last year. This reflected the impact of the approximately 17% termination rate cuts in December 2004 and 2005, as well as increasing competition in the German market and the introduction of new customer offers. These new propositions enabled O2 to continue to drive contract customer acquisition and retention, and stimulate voice and data usage. Minutes of use for contract customers grew by 15% year-on-year, and were 7% ahead of the previous quarter. Contract SAC and churn remained stable.

A total of 188,000 net new pre-pay customers were added in the quarter. 12 month rolling pre-pay ARPU of 122 euros was 8 euros lower than the previous quarter and 11 euros lower than the first quarter last year, reflecting the impact of the termination rate cuts, increasing competition, the growth in multiple SIM ownership and the consequent lower minutes of use. Pre-pay SAC was stable while churn moved up around 3 percentage points.

Blended 12 month rolling ARPU remained the highest in the German market, at 320 euros, down from 332 euros in the previous quarter and 356 euros in the same quarter last year. This trend reflected the ongoing impact of the termination rate cuts, the higher proportion of pre-pay customers in the total base, and the increasingly competitive market environment. Termination rate cuts reduced 12 month rolling ARPU in the quarter by approximately 14 euros.

Quarterly monthly minutes of use grew by 5% year on year, to 127 minutes, driven by new propositions such as Genion flat rate, offering unlimited calls from the homezone to German fixed and O2 mobile numbers. O2 Germany now has a total of 3.7 million Genion customers, with 67% of all new postpay customers opting for Genion.

12 month rolling data ARPU was 74 euros, broadly flat on the previous quarter and 5 euros lower than the same period last year. Non-SMS data users grew 30% compared to the same period last year.

In addition O2 Germany launched a number of new products and services during the quarter, including:

  Launch of TV Select. Available through O2 Active, TV Select contains an extensive collection of video clips covering news, weather, the Bundesliga (Germany's Football First Division), comedy, the popular press and TV series, including over 25 TV programmes from ProSieben, Sat.1, N24 and MTV. Episodes of the popular "Verliebt in Berlin" programme are available to view in advance on the day of transmission from 12 noon;
  Launch of the Xda neo. The Xda neo improves on its predecessor the Xda mini, the most successful model in the Xda series to date. The Xda neo has additional functions such as WLAN connectivity, a 2-mega pixel camera, increased memory and the latest Windows Mobile 5.0 operating system;
  Launch of Microsoft Direct Push on the Xda neo. O2 Germany is the first mobile network operator in Germany to offer the Direct Push business solution which automatically synchronises e-mails and other data such as addresses and contacts between the Xda neo and Microsoft Outlook;
  Launch of the Business Mobile Pack, offering a free GPRS/UMTS laptop card to business customers taking a 24-month contract on the Business Profi tariff.
O2 GERMANY
SELECTED OPERATING DATA
Unaudited figures
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Cellular customer (thousands)	10,099.0	26.6	7,976.7	8,388.2	8,946.9	9,768.8
Prepaid	4,986.9	37.7	3,620.3	3,888.3	4,254.6	4,798.9
Contract	5,112.1	17.3	4,356.4	4,500.0	4,692.3	4,970.0
MOU (minutes)	127	5.0	121	122	118	124
ARPU (EUR)	24.1	(13.3)	27.8	28.1	28.5	26.5
Prepaid	9.2	(20.7)	11.6	10.7	10.8	10.4
Contract	38.6	(5.4)	40.8	42.9	44.0	41.4
Data ARPU	5.9	(10.6)	6.6	6.5	6.4	6.1
% non-P2P SMS over data revenues	23.0%	4.2 p.p.	18.8%	20.8%	21.0%	21.7%

Note: MOU and ARPU calculated as monthly quarterly average.

O2 IRELAND

Service revenue grew by 7% in the first quarter, driven by both a higher customer base and growing ARPU. The termination rate cut of RPI minus 11% in January impacted first quarter service revenue growth by approximately 2%.

In a competitive market O2 Ireland traded well with gross additions in the quarter up 10% compared to the same period last year. While the total customer base fell by 9,000 during the quarter, reflecting the regular rise in inactivity on the pre-pay base after the Christmas period, O2 Ireland ended the quarter with 1.593 million customers, 3.9% higher than at the same time last year.

O2 Ireland added a total of 10,000 net new contract customers in the quarter. 12 month rolling ARPU of 1,075 euros was 32 euros higher than the first quarter last year and 2 euros higher than the previous quarter.

Pre-pay 12 month rolling ARPU was 360 euros, up 2 euros on the same period a year ago and flat compared to the previous quarter.

Blended ARPU of 552 euros was reduced by approximately 10 euros due to the termination rate cut, but was still 8 euros higher than the same quarter last year and 2 euros higher quarter on quarter, reflecting the continuing strength of both voice and data usage trends.

Quarterly monthly minutes of use increased by 7% year on year, although compared to the previous quarter they were broadly flat.

12 month rolling data ARPU was 115 euros, 7 euros higher than the first quarter last year and 2 euros higher than the previous quarter. Non-SMS data users grew by 28% year on year.

In addition O2 Ireland launched a number of pricing initiatives during the quarter. These included:

  In February 2006, O2 became the first operator in Ireland to announce the abolition of roaming charges in Northern Ireland and the UK. O2 eliminated roaming charges for all customers (pre-pay, pay monthly and business) between the Republic of Ireland and Northern Ireland, and for business customers between Ireland and the UK.
  Launch of 1 cent weekends. From midnight on Friday to midnight on Sunday, pre-pay customers on the Speak Easy tariff can call and text other customers on the O2 network for only 1c.
O2 IRELAND
SELECTED OPERATING DATA
Unaudited figures
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Cellular customer (thousands)	1,593.0	3.9	1,532.6	1,530.1	1,569.8	1,601.8
Prepaid	1,154.0	2.1	1,129.7	1,119.3	1,147.7	1,173.2
Contract	439.0	9.0	402.9	410.8	422.1	428.6
MOU (minutes)	220	7.3	205	221	222	224
ARPU (EUR)	44.6	1.4	44.0	46.1	47.3	46.1
Prepaid	28.9	(0.3)	29.0	29.2	31.3	30.5
Contract	87.1	1.0	86.2	92.5	91.0	88.1
Data ARPU	9.5	5.6	9.0	9.3	9.8	9.6
% non-P2P SMS over data revenues	13.8%	4.2 p.p.	9.6%	8.7%	8.8%	11.8%

Note: MOU and ARPU calculated as monthly quarterly average.

O2 AIRWAVE

During the quarter Airwave concluded the contract negotiations to equip all Fire and Rescue Services across England with a resilient and secure voice and data communications service. In the last 12 months Airwave has won new contracts worth over 1 billion pounds and more than 200 public safety organizations now use the network. The Scottish and Welsh Ambulance and Fire and Rescue Services are expected to finalize contract negotiations in the near future.

OUTLOOK

The outlook for the group is unchanged from the targets announced on 1st March 20061.

  O2 UK: The service revenue growth is expected to be in the range 6% - 9% for the 11 months ended December 2006. OIBDA margin is expected to be stable.
  O2 Germany: The service revenue growth is expected to be the low double digits for the 11 months ended December 2006. OIBDA margin is expected to be stable.
  CapEx: The CapEx for the O2 group is expected to be in the range 2.0 - 2.3 euros for the 11 months ended December 2006.

12006 guidance assumes constant exchange rates as of 2005, and excludes changes in consolidation. Operating Income before D&A excludes other exceptional revenues/expenses not foreseeable in 2006. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures. O2 Group does not include Ceský Telecom and Telefónica Deutschland, and O2 Germany does not incorporate Telefónica Deutschland. For O2 fiscal year corresponds to the February-December period.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

CESKY TELECOM

Cesky Telekom contribution to Telefonica Group revenues in the first quarter of 2006 amounted to 514.6 million euros. In local currency, and taking into account other recurring revenues, a year-on-year increase of 0.5% has been registered, confirming the improved trend seen since the second half of 2005.

Consolidated operating expenses showed a slight increase in local currency of 0.8% year-on-year in the first quarter of 2006. The Group's operating income before depreciation and amortization (OIBDA) amounted to 251.5 million euros, a year-on-year increase of 0.9% in local currency. As a result, the OIBDA margin was 48.9% in the first quarter of 2006, compared with the 48.5% margin recorded in the same period of 2005.

Total CapEx for Cesky Telecom Group amounted to 34.0 million euros, an increase of 36.7% year-on-year in local currency, on the back of higher investments in the growth areas of the business (such as ADSL and UMTS network rollout). It is important to highlight that this trend should not be extrapolated for the near future, and the guidance already given for the whole year (approximately, 225 million euros) remains unchanged.

Operating free cash flow (OIBDA-CapEx) to March 2006 stood at 217.5 million euros, a decrease of 3.0% year-on-year in local currency, mainly as a result of the rise in CapEx, as indicated above.

FIXED LINE BUSINESS

Revenues in the fixed line business amounted to 263.8 million euros for the first quarter of the year, a 5.5% drop in local currency year-on-year reflecting the continuous shift from traditional telephony services to broadband Internet, data and other value added services, which accounted for 23.2% of total revenues, 1.7 percentage points higher than in the same period last year.

Revenues from traditional access fell by 7.1% year-on-year in local currency, primarily due to the 6.9% decline in the number of fixed telephony accesses, which dropped to 2.9 million accesses at the end of March 2006.

Total traffic generated by Cesky Telecom customers showed a 6.1% year-on-year decline as a result of the loss of lines and the increase in competition together with ongoing fixed-to-mobile traffic substitution. Thus, revenues from voice services (excluding revenues from interconnection) fell by 16.3% year-on-year in local currency, whereas those from interconnection traffic increased by 13.4% in local currency, mainly due to higher international transit traffic within the Central and Eastern European telecommunication market. Total revenues from traditional voice services fell 4.6% year-on-year in local currency.

Revenues from Internet and Broadband services registered a year-on-year decrease of 1.2% in local currency due to the significant migration of customers from narrowband to broadband Internet access. Revenues from narrowband Internet services fell by 50.4% in local currency while revenues from broadband services increased by 47.7%.

The total number of retail Internet broadband accesses at the end of March, 2006 amounted to 283,492, a net gain of 57,791 accesses in the quarter on the back of the successful "4xFaster Internet" campaign launched on 1st February, which increased significantly the number of weekly installation orders.

Revenues from data services showed a 5.3% year-on-year decrease in local currency as the decrease in revenues from leased lines (-10.3%) was not fully offset by the increase in revenues from virtual private networks based on broadband IP connectivity solutions (+2.6%).

Operating expenses of the fixed line business fell by 2.6% year-on-year in local currency. Supplies expenses increased by 13.9% in local currency, primarily due to the increase in international interconnection expenses and cost of goods sold from the broadband business, whereas personnel expenses, including headcount reduction costs, fell by 12.2% on the back of a 12.2% reduction in the number of employees. External services (subcontracts) expenses recorded an 9.2% year-on-year decrease, with the exception of a 32.0% increase in marketing and sales expenses on the back of the broadband Internet campaign.

OIBDA in the fixed line business amounted to 123.8 million euros in the first quarter of 2006, a 6.1% year-on-year drop in local currency, with a margin of 46.9%, 0.3 percentage points lower than the same period last year.

CapEx for the Cesky Telecom fixed line business in the first quarter of 2006 amounted to 16.4 million euros, a 17.0% year-on-year increase in local currency, largely due to the accelerated broadband rollout.

MOBILE BUSINESS (EUROTEL)

Eurotel's revenues for the first quarter of 2006 increased by 6.5% year-on-year in local currency to reach 261.0 million euros.

The total number of Eurotel cellular accesses increased by 8.5% year-on-year to reach 4.7 million at the end of March, 2006. Net additions for the period amounted to 18,989 compared to a loss of 68,000 recorded in the same period last year. The successful acquisition of new customers as well as further migration of prepaid customers to postpaid tariffs led to a 43.5% increase in the number of contract customers who at the end of the first quarter of 2006 totaled 1.6 million, or 35.0% of the total customer base compared with 26.5% at the end of March 2005.

Revenues from voice services (monthly fees, customer and interconnection traffic) increased over the year by 3.0% in local currency, with the increase in revenues from monthly fees (+12.3%), driven by the larger contract customer base, partly offset by the drop in revenues from traffic (-1.3%), which decreased as a result of traffic stimulation activities (such as free minutes for contract customers and other marketing promotions. The total mobile traffic grew by 22.4% year-on-year).

In the first quarter of 2006, blended ARPU registered a 1.2% year-on-year increase in local currency to reach 17.1 euros driven by a 15.7% increase in the average MOU per customer.

The number of customers using the Eurotel Data Express service (CDMA-based broadband internet access service) reached 79,000, an increase of 36,000 year-on-year. This, together with the 9.7% increase in the number of customers using the Eurotel Data Nonstop service (GPRS-based internet access service), which stood at 68,000 at the end of March, 2006, led to a year-on-year increase in revenues from Internet and Data of 23.9% year-on-year in local currency.

The higher number of handsets sold in the quarter led to a 13.3% year-on-year increase in local currency in revenues from equipment.

Eurotel's operating expenses increased by 4.8% over the year in local currency, mainly as a result of an 11.2% increase in supplies expenses (costs of goods sold, interconnection and roaming and other supplies), partially offset by a 10.5% in local currency reduction in personnel expenses.

Eurotel's operating income before depreciation and amortization (OIBDA) totaled 125.0 million euros for the first quarter of 2006, a 8.3% increase in local currency. OIBDA margin increased by 0.8 percentage points year-on-year to 47.9%.

CapEx for the mobile business amounted to 17.6 million euros for the first quarter of the year, a 61.4% year-on-year increase in local currency, primarily due to investment in the rollout of the UMTS network.

EUROTEL
SELECTED OPERATING DATA
Unaudited figures
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Cellular customer (thousands)	4,695.0	8.5	4,325.9	4,419.8	4,488.9	4,676.0
Prepaid (1)	3,051.8	(4.0)	3,180.6	3,150.5	3,101.3	3,130.4
Contract	1,643.2	43.5	1,145.2	1,269.4	1,387.6	1,545.6
MOU (minutes)	96	15.7	83	94	94	97
ARPU (EUR)	17.1	6.2	16.1	17.3	17.5	17.5
Prepaid	7.9	1.3	7.8	8.2	8.6	8.3
Contract	34.8	(15.5)	41.2	41.0	38.3	36.8
Data ARPU	3.7	15.6	3.2	3.3	3.5	3.8
% non-P2P SMS over data revenues	39.1%	2.6 p.p.	36.5%	37.8%	40.6%	40.2%

Note: MOU and ARPU calculated as monthly quarterly average.
(1) 13 month active customer base.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

TELEFÓNICA DEUTSCHLAND

Telefónica Deutschland obtained revenues of 75.6 million euros in the first quarter 2006, showing a year-on-year increase of 5.6% compared to the same period of the previous year, primarily due to a significant increase in revenues from voice services that compensated the declining Internet narrowband wholesale business. Compared with the first quarter of 2005 voice revenues increased by more than 200% to 22.5 million euros in the first quarter of 2006, representing 1.1 billion minutes carried by the Telefónica Deutschland IP network and positioning the company as the leader in the German VoIP wholesale market.

With respect to the broadband business, it is worth highlighting the company's continued strong position in the German Internet access retail market, despite tough competition. The total number of equivalent ADSL lines in service still exceeds the figure of around 500,000 at the end of the first quarter of 2006, providing services to nearly all major ISPs in Germany.

Telefónica Deutschland registered a negative operating income before depreciation and amortization (OIBDA) of 4.6 million euros in the first quarter 2006, which compares with the negative figure of 52 thousand euros obtained in the first quarter 2005, mainly due to start up losses relating to its nationwide ULL rollout.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

O2 GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
February - March

2006

Revenues	1,821.6
Internal expenditure capitalized in fixed assets (1)	27.4
Operating expenses	(1,326.8)
Other net operating income (expense)	(10.3)
Gain (loss) on sale of fixed assets	(2.7)
Impairment of goodwill and other assets	0.0
Operating income before D&A (OIBDA)	509.1
Depreciation and amortization	(338.8)
Operating income (OI)	170.3
Profit from associated companies	(0.7)
Net financial income (expense)	(2.5)
Income before taxes	167.1
Income taxes	(33.4)
Income from continuing operations	133.7
Income (Loss) from discontinued operations	0.0
Minority interest	0.0
Net income	133.7

(1) Including work in process.

CESKY TELECOM
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
January - March

2006

Revenues	514.6
Operating income before D&A (OIBDA)	251.5
OIBDA margin	48.9%

TELEFÓNICA DEUTSCHLAND
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Revenues	75.6	71.6	5.6
Operating income before D&A (OIBDA)	(4.6)	(0.1)	N.S.
OIBDA margin	(6.0%)	(0.1%)	(6.0 p.p.)

TELEFÓNICA O2 EUROPE
ACCESSES
Unaudited figures (Thousands)
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Final Clients Accesses	36,361.9	13.0	32,181.9	32,809.8	33,856.9	35,730.1
Fixed telephony accesses (1)	2,971.4	(6.9)	3,191.4	3,136.1	3,080.4	3,021.6
Internet and data accesses	596.5	(15.8)	708.6	651.8	619.6	613.5
Narrowband	292.4	(51.0)	596.6	510.6	431.2	366.9
Broadband	291.5	197.2	98.1	127.6	175.1	233.7
Other	12.6	(9.3)	13.9	13.6	13.3	12.8
Cellular accesses	32,794.0	16.0	28,281.9	29,021.8	30,156.9	32,095.0
Pay TV	0.0	N.S.	0.0	0.0	0.0	0.0
Wholesale Accesses (2)	573.0	1.3	565.8	550.2	563.8	597.3
Total Accesses	36,934.8	12.8	32,747.7	33,359.9	34,420.8	36,327.4

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) Includes T. Deutschland connections resold on a retail basis.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA O2 EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
January - March

2006

Revenues	2,409.2
Internal expenditure capitalized in fixed assets (1)	34.0
Operating expenses	(1,671.8)
Other net operating income (expense)	(12.5)
Gain (loss) on sale of fixed assets	(2.3)
Impairment of goodwill and other assets	(0.5)
Operating income before D&A (OIBDA)	756.0
Depreciation and amortization	(527.1)
Operating income (OI)	228.9
Profit from associated companies	(0.7)
Net financial income (expense)	13.6
Income before taxes	241.9
Income taxes	(83.4)
Income from continuing operations	158.5
Income (Loss) from discontinued operations	0.0
Minority interest	(17.9)
Net income	140.6

(1) Including work in process.
Note: Telefónica O2 Europe includes O2 Group (February and March), Cesky Telecom y T. Deutschland.

RESULTS BY BUSINESS LINES

Others Business

DIRECTORIES BUSINESS

During the first quarter of 2006 the TPI Group's revenues increased by 28.6% to 123.2 million euros. The Group's OIBDA amounted to 29.5 million euros, 21.1% higher than the figure for the same period of 2005. Net income rose by 22.5% to 14.6 million euros. These results are explained by:

  The good performance of Europe, whose advertising revenues rose by 29.4% to 60.0 million euros, mainly thanks to variations in the publication calendar of some guides, the good behavior of the editorial business (+4.8% like for like growth of books published in the period), and the strong growth of the Internet revenues, improving a 29.6%.
  Telephone traffic revenues rose 62.6% to 21.7 million euros, thanks to the consolidation of revenues coming from the Italian telephone information market.
  Total revenues of TPI Peru grow 6.9% in euros (+0.4% in local currency)- after the publication of the Lima directory.
  The consolidation of Telinver results, contributing with 1.6 million euros to revenues.

Once again we would like to emphasize that the TPI Group's interim results are not comparable on a yearly basis and cannot be extrapolated to year-end. This is mainly due to the higher concentration of directory publications in the second half of the year and changes in directory publication schedules.

TPI business in Europe contributed 68% of the Group's revenues in the first quarter 2006, versus the 65% figure in the first quarter 2005. This increase in revenues' contribution is explained by the strong growth of revenues in Europe, positively affected by changes in the first quarter publication schedule of five directories. In terms of OIBDA, it remains in a 64%.

Revenues in Europe rose 35.9% to 84.4 million euros, mostly due to:

  Changes in the calendar of publication for five guides
  Organic growth of 4.8% in paper products
  29.6% increase of the Internet products
  growth of the telephone traffic associated to the telephone assistance services, with revenues increasing in a 61.2%. This growth is helped by the fact that during the first quarter of 2005 the telephone information service in Italy had not been launched yet.

Latin America made the remaining 32% contribution to total revenues and 36% to OIBDA, with TPI Peru being the biggest Latin American contributor to revenues in the region, thanks to the publication of the Lima directory, which is its main activity throughout the year. During the first quarter, TPI Peru revenues reached 27.4 million euros, implying a growth of 6.9% in euros (+0.4% in local currency). OIBDA of this subsidiary grew a 10.7% in euro terms (+4% in local currency) to 10.7 million euros.

Low activity registered in the Chilean, the Brazilian and Argentinean subsidiaries because of their guides publishing calendar make their contribution to Group's results negligible.

In turn, the directories business of the Telefónica Group, which includes the Argentinean company Telinver in the three months of both 2005 and 2006, an increase in revenues of 28.0% compared with the first quarter of 2005 to reach 123.2 million euros. OIBDA reached 29.5 million euros, representing a year-on-year increase of 23.3%.

TPI - PÁGINAS AMARILLAS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Revenues	123.2	95.8	28.6
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.
Operating expenses	(88.5)	(67.0)	32.1
Other net operating income (expense)	(5.3)	(4.5)	18.1
Gain (loss) on sale of fixed assets	0.1	0.0	n.s.
Impairment of goodwill and other assets	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	29.5	24.3	21.1
Depreciation and amortization	(6.9)	(5.7)	20.8
Operating income (OI)	22.6	18.6	21.2
Profit from associated companies	0.0	(0.1)	c.s.
Net financial income (expense)	(1.8)	(0.6)	n.s.
Income before taxes	20.9	18.0	16.0
Income taxes	(6.3)	(6.1)	3.4
Income from continuing operations	14.6	11.9	22.5
Income (Loss) from discontinued operations	0.0	0,0	n.s.
Minority interest	0.0	0.0	n.s.
Net income	14.6	11.9	22.5

(1) Including work in process.

DIRECTORIES BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Revenues	123.2	96.2	28.0
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	N.S.
Operating expenses	(88.5)	(67.8)	30.5
Other net operating income (expense)	(5.3)	(4.5)	17.7
Gain (loss) on sale of fixed assets	0.1	0.0	N.S.
Impairment of goodwill and other assets	0.0	0.0	N.S.
Operating income before D&A (OIBDA)	29.5	23.9	23.3
Depreciation and amortization	(6.9)	(5.8)	18.5
Operating income (OI)	22.6	18.1	24.8
Profit from associated companies	0.0	(0.1)	c.s.
Net financial income (expense)	(1.8)	(1.3)	38.5
Income before taxes	20.9	16.7	24.6
Income taxes	(6.3)	(6.1)	3.4
Income from continuing operations	14.6	10.6	36.7
Income (Loss) from discontinued operations	0.0	0.0	N.S.
Minority interest	0.0	0.0	N.S.
Net income	14.6	10.7	36.5

(1) Including work in process.

RESULTS BY BUSINESS LINES

Others Business

ATENTO GROUP

The revenues of the Atento Group continued to grow quite significantly during the first quarter of 2006. Revenues stood at 255.5 million euros at March 2006, a year-on-year growth of 43%. The net income of 13.7 million euros was up 75.3% (5.9 million euros) in relation to the previous year.

All Atento operations increased their revenues during the first three months of the year except for Atento Puerto Rico, which dropped its volume of activity slightly in relation to the same period of the previous year. Most notable were Atento Venezuela with a growth rate of over 166%, Atento Brasil with a growth rate of 71.4%, Atento México with a growth in revenues of 60.1% and Atento Colombia that recorded an increase in sales of 57.5%. Atento Brasil, remained number one in terms of contribution towards revenues, accounting for 38.8% of the total Atento Group. Revenues of Atento España represented 31.5% of turnover. The total of both operations recorded a 40.8% increase year on year, losing one percentage point in the relative weight of the total group's revenues to the growth in other operations, primarily in Mexico, Venezuela and Chile. Atento México consolidated its position as the third operation in terms of its contribution to revenues with 9.1%, followed by Atento Chile with 5.9%.

The growth in sales of the Atento Group in 2006 was supported by the moderate growth in the activities of the Telefónica Group companies and, primarily, by the solid performance in the market of clients outside the Telefónica Group that stood at 45.4% of total revenues, 0.6 percentage points up on the same period of the previous year.

OIBDA of the Atento Group in 2006 amounted to 34.5 million euros, a 53.1% increase on the 22.6 million euros obtained in the first quarter of 2005. Atento Brasil represented 43.5% of the total with 15 million euros. Mexico (4.1 million euros), Spain (4.0 million euros) and Chile (3.5 million euros) are the other markets with operations contributing to over 10% of the group's total OIBDA.

The pressure to drop prices remains a trend in the telemarketing activity. Despite this, margins have increased by 0.9 percentage points year on year and remain steady in relation to the fourth quarter of 2005. Thus, the OIBDA margin in relation to total sales stood at 13.5%.

In absolute terms, depreciation and amortization remained at very similar amounts to those of the first quarter of 2005, allowing for an improvement in the Operating Income of 11.8 million euros to increase from 15.6 to 27.4 million euros.

The increase in revenues was accompanied by maintained CapEx that amounted to 3.8 million euros in comparison with the 4.1 million euros of the first quarter of 2005, primarily focusing on Brazil, Mexico, and Peru.

Operating free cash flow (OIBDA - CapEx) improved year on year by 12.6 million euros to stand at 30.8 million euros, as a result of the increased operating results and lower investment effort.

At operating level, the Atento Group had 39,468 positions in place at March 31st 2006, 24.1% more than one year ago and concentrated in Brazil (+2,944), Mexico (+1,047), Venezuela (+784) and Chile (+639). The average number of occupied position for 2006 was 32,846. Productivity stood at 80%, a 5 percentage points increase in comparison with the same period of the previous year.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Revenues	255.5	178.7	43.0
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	N.S.
Operating expenses	(221.0)	(156.8)	41.0
Other net operating income (expense)	0.0	0,7	(95.3)
Gain (loss) on sale of fixed assets	0.0	0.0	N.S.
Impairment of goodwill and other assets	0.0	0.0	N.S.
Operating income before D&A (OIBDA)	34.5	22.6	53.1
Depreciation and amortization	(7.2)	(7.0)	2.2
Operating income (OI)	27.4	15.5	76.1
Profit from associated companies	0.0	0.0	N.S.
Net financial income (expense)	(5.3)	(3.4)	56.6
Income before taxes	22.0	12.1	81.5
Income taxes	(7.2)	(3.6)	98.0
Income from continuing operations	14.9	8.5	74.5
Income (Loss) from discontinued operations	0.0	0.0	N.S.
Minority interest	(1.1)	(0.7)	67.0
Net income	13.7	7.8	75.3

(1) Including work in process.

RESULTS BY BUSINESS LINES

Others Business

CONTENT AND MEDIA BUSINESS

The Contents and Media business ended the first quarter of 2006 with a revenues of 349.0 million euros, 30.9% up on the figure reached in the same period of the previous year. This increase is due to the progress in results from all lines of business.

Operating income before depreciation and amortization (OIBDA) in the January-March 2006 period amounted to 166.7 million euros, compared with the 45.4 million euros obtained in the same period of 2005. This significant growth in 2006 was primarily due to the revenues from the sale of part of the Sogecable Capital by the Telefónica Group in the take-over bid launched by the Prisa Group.

ENDEMOL NV

Progress has been made during the first quarter of 2006 on all elements of Endemol's strategy: Endemol has enjoyed a very successful first quarter of 2006 within its Core business area. Endemol's top format in terms of turnover, Big Brother, remains strong, as it was on air in more countries than in the same period of last year, returning to screens in Italy and Belgium after an absence in 2005. The success Endemol has enjoyed worldwide with Deal or no Deal during the first quarter, in particular in the UK and the USA, has resulted in an increasing appetite for game shows (a core element of Endemol's portfolio), which Endemol is capitalizing on.

Regarding North America, Extreme Makeover: Home Edition continued to be among the most popular shows in the US. After being successfully introduced in the US market in December 2005, Deal or No Deal again had promising ratings for the second series, which aired on NBC in March. Specific examples of the resurgence of game shows can be seen in the US were newly created formats Show Me The Money and For The Rest of Your Life where sold to Fox and ABC respectively and the rejuvenated version of Endemol's existing format One versus 100 was sold to NBC, all in the same week.

In the Scripted field, Endemol enjoyed a sound performance with several continuing and new soap operas and drama series in its main scripted territories, like the Netherlands, Italy and Spain, but also with initial drama productions in countries such as Russia and South Africa. In April, Endemol increased its stake in the Dutch production company NL Film & TV to 51%, which focuses exclusively on television drama, comedy and feature films.

In line with the Company's continuing search for expansion in New Territories, the first Asian subsidiary, Endemol India, opened for business at the beginning of the year and enjoyed a successful start in the first three months. In addition, Endemol Polska officially kicked off in Poland as a fully independent production company headed by a newly appointed Managing Director.

In the Digital Media field, the success of formats like Deal or no Deal and Big Brother is generating substantial revenues on calls and SMSs. Furthermore, Endemol is exploring new sustainable revenue streams through cooperation with companies such as KPN in the Netherlands and BT in the UK further exploiting Endemol's library and developing of new specific content for their IPTV concepts.

ATCO

The advertising market in Argentina (Capital and Gran Buenos Aires regions) fell by 2% over the first quarter of the year in relation to that of the previous year. This decline can be compared with the 6% increase recorded in the same period of 2005, which reflected the market recovery recorded over 2004 and 2005.

In this favourable market context, Telefé reaffirmed its position as leader, obtaining 40.6% of the total audience by the end of the first quarter 2006, representing a three and a half-point increase in accumulated audience on the same period of the previous year, followed by Canal 13, its main competitor, with an average share of 25.1%. The market share accumulated by Telefé in the first quarter of 2006 stood at 41.8%, very similar to that reached in the same period of 2005 and, once again, followed by Canal 13 with 35.5%.

Hence, ATCO improved its financial results in comparison to the previous year thanks to both the increased audience obtained by Telefé, enabling it to increase its advertising sales in the Inland Provinces, and to the international sale of its own contents, which exceeded that of the same period of the previous year by over 40%.

CONTENT AND MEDIA BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - March

	2006	2005	% Chg

Revenues	349.0	266.5	30,9
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	N.S.
Operating expenses	(299.2)	(228.9)	30.7
Other net operating income (expense)	(25.3)	0.8	c.s.
Gain (loss) on sale of fixed assets	142.3	7.0	N.S.
Impairment of goodwill and other assets	0.0	(0.0)	N.S.
Operating income before D&A (OIBDA)	166.7	45.4	N.S.
Depreciation and amortization	(6.9)	(7.4)	(5.7)
Operating income (OI)	159.8	38.1	N.S.
Profit from associated companies	(7.5)	(8.7)	(14.5)
Net financial income (expense)	(21.6)	2.9	c.s.
Income before taxes	130.7	32.2	N.S.
Income taxes	(0.9)	(13.0)	(93.1)
Income from continuing operations	129.8	19.2	N.S.
Income (Loss) from discontinued operations	0.0	0.0	N.S.
Minority interest	(7.3)	(0.3)	N.S.
Net income	122.5	18.9	N.S.

(1) Including work in process.

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following:

  Telefónica O2 Europa Group includes O2 Group results from February 1st 2006, and Cesky Telecom and Telefónica Deutschland results from January 1st 2006. Telefónica Group 69.4% stake in Cesky Telecom is legally dependent upon Telefónica S.A. In the case of Telefónica Deutschland, the company is a 100% dependent upon Telefónica Data Corp, S.A.
  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Content and Media Business. The results from the Sogecable S.A. stake have been also assigned to Content and Media Business, including the portal divestiture that took place in the first quarter, even though a part of the investment is legally dependent upon Telefónica, S.A.
  Telefónica Holding Argentina, S.A. holds 6.98% of Atlántida de Comunicaciones, S.A. (ATCO) which, for those purposes, is considered to be part of Telefónica de Contenidos, consolidating 100% share capital of ATCO in the Content and Media Business.
  The participation of Telefónica Group in IPSE 2000 SpA is assigned to the cellular business, also including the investment legally dependent upon Telefónica DataCorp, S.A.
  Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica Group, sold in November 2005 its 100% stake in Telinver, S.A. share capital to TPI Group. Nevertheless, the results from this company has been assigned to the directories business through 2005 in line with our vision for the total Telefónica's directories business.
  Telefónica Data Group (denominated "Telefónica Empresas"), legally dependent upon Telefónica S.A., has been segregated and subsequently integrated into the fixed line activities both in Latin America and Spain for presentation purposes, and according to geographic criteria.
  Telefónica International Wholesale Services Group (TIWS) financial results has been assigned to Telefónica Latinoamérica Group, even though is legally dependent upon Telefónica, S.A. (92.5%) and Telefónica Data Corp (7.5%).
  The activities of Terra Networks España S.A., Maptel Networks, S.A.U. and Azeler Automoción, S.A. have been included in Telefónica de España Group. As of March 31st 2006, Terra Networks España is directly held by Telefónica S.A., while Maptel Networks and Azeler Automoción are directly held by Terra Networks Asociadas, S.L.
  Latin American companies formerly dependent upon Terra Group have been legally transferred to Telefónica International, S.A. during the second quarter of 2005, although the results have been assigned to Telefónica Latinoamérica Group from the beginning of 2005.

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines

TELEFÓNICA GROUP		TELEFÓNICA DE ESPAÑA GROUP
	% Part		% Part

Telefónica de España	100.00	Telyco	100.00
Telefónica Móviles (1)	92.46	Telefónica Telecomunic. Públicas	100.00
Telefónica Latinoamérica	100.00	Telefónica Soluciones Sectoriales	100.00
TPI Group	59.90	Telefónica Empresas España	100.00
Telefónica de Contenidos	100.00	Terra Networks España (1)	100.00
Atento Group	91.35	T. Soluciones de Informatica y	100.00
O2 Group (2)	98.35	Comunicaciones de España
Cesky Telecom	69.41

		(1) Telefónica S.A. owns 100%.
(1) Effective participation: 92.91%. Includes Telefónica Móviles S.A.' Stock Options Program ("Programa MOS").
(2) Currently 100%.

TELEFÓNICA LATINOAMéRICA GROUP		TELEFÓNICA MóVILES GROUP
	% Part		% Part

Telesp	87.49	Telefónica Móviles España	100.00
Telefónica del Perú (1)	98.19	Brasilcel (1)	50.00
Telefónica de Argentina	98.03	TCP Argentina	100.00
TLD Puerto Rico	98.00	T. Móviles Perú	98.03
Telefónica Chile (2)	44.89	T. Móviles México	100.00
Terra Networks Perú	99.99	TM Chile	100.00
Terra Networks México	99.99	T. Móviles El Salvador	99.04
Terra Networks USA	100.00	T. Móviles Guatemala	100.00
Terra Networks Guatemala	100.00	Telcel (Venezuela)	100.00
Terra Networks Venezuela	100.00	T. Móviles Colombia	100.00
Terra Networks Brasil	100.00	Otecel (Ecuador)	100.00
Terra Networks Argentina	99.99	T. Móviles Panamá	99.98
Terra Networks Chile	100.00	T. Móviles Uruguay	100.00
Terra Networks Colombia	99.99	Telefonía Celular Nicaragua	100.00
Telefónica Data Colombia	100.00	Radiocomunicac. Móviles SA (Arg)	100.00
Telefónica Empresas Brasil	93.98	Telefónica Móviles Chile	100.00
Telefónica Data Argentina	97.92	Group 3G (Germany)	57.20
Telefónica Data USA	100.00	IPSE 2000 (Italy) (2)	45.59
T. Intern. Wholesale Serv. (TIWS) (3)	100.00	3G Mobile AG (Switzerland)	100.00
		Medi Telecom	32.18
		Mobipay España	13.36
(1) Telefónica Empresas Perú has been absorbed by T.del Perú as of May 1st 2006.		Mobipay Internacional	50.00
(2) CTC has changed its name.		T. Móviles Soluciones y Aplicac. (Chile)	100.00
(1) Telefónica, S.A. owns 92.51% y Telefónica DataCorp owns 7.49%.		Tempos 21	38.50

		(1) Joint Venture which fully consolidates Telergipe Celular, S.A., Telebahía Celular, S.A., Telest Celular, Telerj Celular, Celular CRT, Global Telecom, Telesp Celular and TeleCentro Oeste Part., S.A. through participation at Vivo Participaçoes (62.38%).
		(2) ditionally, Telefónica Group holds a 4.08% of IPSE 2000 through Telefónica DataCorp.

TPI - PÁGINAS AMARILLAS GROUP		TELEFÓNICA O2 EUROPE
	% Part		% Part

TPI Edita	100.00	O2 UK	100.00
Publiguias (Chile)	100.00	O2 Gemany	100.00
TPI Brasil	100.00	O2 Ireland	100.00
TPI Perú	100.00	Manx	100.00
Teleinver (Argentina)	100.00	Airwave	100.00
11888 Servicios de Consulta Telefónica	100.00	Cesky Telecom	69.41
Services de Renseig. T. (France)	100.00	Eurotel	69.41
Servizio di Consultazione Telefonica,	100.00	Telefónica Deutschland (1)	100.00
S.R.L. (Italy)

		(1) Telefónica S.A. owns 100% through Telefónica DataCorp.

ATENTO GROUP
	% Part	OTHER PARTICIPACIONS
			% Part

Atento Teleservicios España, S.A.	100.00
Atento Brasil, S.A.	100.00	Lycos Europe	32.10
Atento Argentina, S.A.	100.00	Sogecable (1)	16.84
Atento de Guatemala, S.A.	100.00	Portugal Telecom (2)	9.84
Atento Mexicana, S.A. de C.V.	100.00	China Netcom Group (3)	5.00
Atento Perú, S.A.C.	99.46	BBVA	1.07
Atento Chile, S.A.	77.60	Amper	6.10
Atento Maroc, S.A.	100.00	Telepizza	4.33
Atento El Salvador. S.A. de C.V.	100.00

		(1) Telefónica de Contenidos, S.A. holds 15.71% andTelefónica, S.A. holds 1.13%.
		(2) Telefónica Group's effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests.
		(3) Ownership held by Telefónica Latinoamérica

TELEFÓNICA DE CONTENIDOS GROUP
	% Part

Telefé	100.00
Endemol (1)	99.70
Telefónica Servicios de Música	100.00
Telefónica Servicios Audiovisuales	100.00
Hispasat	13.23

(1) Ownership held by Telefónica S.A. Endemol Holding NV is the parent company of Endemol Group and owns 75% of Endemol NV, company quoted in the Amsterdam Stock Exchange.

ADDENDA

Significant Events

  On May 12th, 2006, Telefónica, S.A., paid an interim dividend from 2005 net income of a fix gross amount of 0.25 euros for each Company share issued, in circulation and carrying entitlement to this dividend.
  On April 28th, 2006, having analyzed the offers received within the framework for the sale of the equity interest of Telefónica, S.A. in the capital of Telefónica Publicidad e Información, S.A., Telefónica decided to sign the contract committing to the formulation and acceptance of a Public Tender Offer with the English telephone directory company Yell Group plc. The price of the offer submitted by Yell is 8.50 euros per share (ex-dividend), which entails a total price of 1,838 million euros for 59.905% of the share capital of TPI currently owned by Telefónica. In this regard, the shareholders acting at the General Shareholders' Meeting of TPI held in Madrid on 8 April 2006 approved the distribution of a dividend of 0.40 euros per share, which was paid on May 5th 2006.
  On April 13th 2006, the Swiss government informed 3G Mobile AG, the Swiss subsidiary of Telefónica Móviles, S.A., of its decision to revoke the UMTS license granted to this company in 2001. Telefónica Móviles plans to appeal against this ruling at the Swiss Federal Court.
  On April 7th, 2006, Telefónica acquired the ownership of 50% of Colombia Telecom's shares plus one. Telefónica as the company's strategic partner, will take over management of the operator. The deal was formalised on April 17th with the signing of an Investment Agreement. The rest of the operator's share capital will remain in the government's hands. The government will have a put option on its stake, exercisable until 2022.

In terms of deal price and financing, Telefónica committed to subscribe in cash to a Colombian pesos 853,577 million capital increase (approximately 368 million dollars) at the end of April to be financed from the Company's free cash flow.

  On March 31st 2006, Ipse 2000 SpA lodged its appeal against the decision taken by the Italian government to revoke the UMTS license it had been granted in 2000.
  On March 30th 2006, Telefónica S.A. treasury stock position was 239,580,268 shares representing 4.868% of its current share capital, accordingly to the CNMV filing.
  On March 29th, 2006, the Boards of Directors of Telefónica, S.A. and Telefónica Móviles, S.A. agreed the approval of a Merger Plan regarding the merger between Telefónica Móviles, S.A. and Telefónica, S.A., resulting in the extinction, upon dissolution without liquidation of Telefónica Móviles, S.A., and the en bloc transmission of its net worth to Telefónica, S.A., which shall acquire, by universal succession, all rights and obligations of Telefónica Móviles, S.A. The exchange ratio for the shares of the companies participating in the merger, determined on the basis of the current value of the corporate assets of Telefónica Móviles, S.A. and Telefónica, S.A., shall be (with no supplemental cash compensation) of four (4) shares of Telefónica, S.A., each having a face value of one euro, for every five (5) shares of Telefónica Móviles, S.A., each having a face value of fifty cents of euro.

Additionally, the Merger Plan sets forth the distribution by Telefónica Móviles, S.A. of an extraordinary dividend against the distributable reserves for a gross amount of euro 0.085 per share and an interim dividend, also extraordinary, against the result obtained from January 1 to March 28, 2006 for a gross amount of euro 0.35 per share. The total amount of the dividends (both of that initially proposed and of the additional dividends agreed in the framework of the merger) is, therefore, 0.64 euros gross per share in circulation and will be paid, if approved by the relevant Shareholders' Meeting, on July 21, 2006, i.e., before the share exchange deriving from the merger and, therefore, will be collected only by the shareholders of Telefónica Móviles, S.A.
  On March 29th, 2006, the Board of Directors of Telefónica, S.A accepted the resignation of Mr. Miguel Horta e Costa from his position on the Board.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January-March of 2006, the main changes have occurred in the consolidation perimeter were the following

TELEFÓNICA GROUP

  Once the Bid for the purchase of all the shares in the UK company O2 plc ended and the procedure began for the mandatory sale of O2 shares according to the UK Law, by March Telefónica held 98.35% of the shares forming the capital of this company that, as of 7th March this year, were no longer listed on the London Stock Exchange. The company has been included in the consolidation perimeter of the Telefónica Group using the full integration method.
  Capital increase in the subsidiary company Comet, Compañía Española de Tecnología, S.A. in February this year through an increase in the face value of the 119,850 existing shares by 1.92 euros to total 0.23 million euros. Telefónica, S.A., its sole shareholder, subscribed and paid up the entire capital increase. In March Comet also increased its share capital by approximately 0.01 million euros with an additional paid-in capital of 1.72 million euros, fully subscribed and paid up by its sole shareholder Telefónica. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

TELEFÓNICA DE ESPAñA GROUP

  In February, the Spanish company Telefónica Cable, S.A. acquired 15% of the share capital of Telefónica Cable Galicia, S.A. Through this purchase, Telefónica Cable became the sole shareholder of the company. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

TELEFÓNICA LATIONAMéRICA GROUP

  The Brazilian company Santo Genovese Participaçoes Ltda., a holding company that owned all of the capital stock of the Brazilian Atrium Telecomunicaçoes Ltda., was liquidated during the first quarter of 2006 after taking over its subsidiary Atrium. Both companies, which were included in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.

TELEFÓNICA MóVILES GROUP

  On the 22nd of February 2006, the Shareholders' Meetings of Telesp Celular Participações S.A. ("TCP"), Tele Centro Oeste Celular Participações S.A., ("TCO"), Tele Sudeste Celular Participações S.A. ("TSD"), Tele Leste Celular Participações, S.A. ("TBE") and Celular CRT Participações S.A. ("CRTPart") approved corporate restructuring in order to exchange TCO shares for TCP shares to become a wholly-owned TCP subsidiary and the take-over of TSD, TBE and CRT Part by TCP.

TELEFÓNICA CONTENIDOS GROUP

  In March, Prisa launched a partial take-over bid for the 20% of Sogecable, S.A. The Telefónica Group sold shares representative of 6.57% of the company's share capital, reducing its stake from 23.83% to 17.26%. Later in March, Sogecable made a capital increase although without Telefónica Group taking part, thus diluting its stake in the company's share capital to the present 16.84%. Telefónica Group continues consolidating Sogecable into the financial statements by the equity method.
  Andalucía Digital Multimedia, S.A. made a capital increase with the participation of Telefónica de Contenidos, S.A., which subscribed enough shares to enable it to increase its shareholding to 24.20%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

DISCLAIMER

This document contains statements that constitute forward-looking statements within the meaning of  Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of  the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Although Telefónica believes that these statements are based on reasonable assumptions such forward-looking statements are not, by their nature, guarantees of future performance and involve numerous risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward-looking statements, most of which are difficult to predict and may be beyond Telefónica's control.

The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to:

  changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect demand for our services;
  changes in currency exchange rates and interest rates;
  the impact of current, pending or future legislation and regulation in Spain, the European Union and other countries where we operate;
  the actions of existing and potential competitors in each of our markets;
  the outcome of pending litigation; and
  the potential effects of technological changes.

Some of these and other important factors that could cause such differences are discussed in more detail in our Annual Report filed on Form 20-F with the Commission on April 12, 2006, under "Item 3—Key Information—Risk Factors", "Item 4—Information on the Company", "Item 5—Operating and Financial Review and Prospects" and "Item 11—Quantitative and Qualitative Disclosures About Market Risk".

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward-looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business, acquisition strategy, planned capital expenditure or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 06th, 2006	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Form of debt indenture including form of debt securities of Telefónica Emisiones S.A.U. and guarantees relating thereto between Telefónica Emisiones S.A.U., Telefónica, S.A., as guarantor, and JP Morgan Chase Bank, National Association, as trustee
25.1	Statement of eligibility of JPMorgan Chase Bank, National Association, as trustee, under the Trust Indenture Act of 1939 on Form T-1 relating to the debt indenture.

In addition O2 UK launched a number of new products and services during the quarter, aimed at acquisition and retention of customers and revenue growth. These included:

  Launch of ebay on i-mode, enabling users to search auctions, view all their ‘My eBay' features including ‘items I am bidding on', ‘items I am selling' and ‘items I have won', as well as place bids;
  Launch of Ireland pre-pay roaming bolt on. This offers standard pre-pay rates to make a call or send a text message to anywhere in the UK when roaming on O2 Ireland's network. There is no charge to receive a call. O2 is the first UK operator to offer this kind of tariff to its pre-pay customers;
  Launch of the BlackBerry 8700g handheld, a new premium device from RIM featuring a new, faster Intel processor, and enhanced display and phone features;
  Launch of Euro Top-up. Customers can now purchase a pre-pay top up voucher when abroad from one of eight partner networks in Europe and use this voucher to top up their own O2 phone.
O2 UK
SELECTED OPERATING DATA
Unaudited figures
	2006		2005

	March	% Chg y-o-y	March	June	September	December

Cellular customer (thousands)	16,340.6	13.6	14,384.0	14,616.0	15,086.0	15,980.9
Prepaid	10,654.4	12.5	9,471.7	9,597.9	9,858.3	10,479.2
Contract	5,686.2	15.8	4,912.2	5,018.1	5,227.7	5,501.6
MOU (minutes)	162	14.1	142	150	158	165
ARPU (EUR)	32.3	4.5	30.9	32.5	33.4	33.3
Prepaid	16.8	9.1	15.4	16.6	17.1	17.2
Contract	61.6	1.7	60.6	63.0	64.5	63.7
Data ARPU	9.8	10.1	8.9	9.3	9.4	10.0
% non-P2P SMS over data revenues	12.5%	(0.9 p.p.)	13.4%	13.0%	12.4%	12.2%

Note: MOU and ARPU calculated as monthly quarterly average.